UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

ATTENDANCE MANUAL 2026 Special and Annual Shareholders´ Meetings March 10 | 4:00 P.M. Table of Contents Message of the Chairman of the Board of Directors ................................................................................................................... 3 Call Notice ................................................................................................................................................................................................. 4 Information on Shareholders´ Meetings .........................................................................................................................................7 Quorum .......................................................................................................................................................................................................7 Quorum for Resolutions ........................................................................................................................................................................7 Exercise of Voting Rights .....................................................................................................................................................................7 Multiple voting process ....................................................................................................................................................................... 8 Holders of American Depositary Receipts (ADRs) ....................................................................................................................... 9 Participation by the Digital Platform .............................................................................................................................................10 Registration .............................................................................................................................................................................................10 Participation by Remote Vote ........................................................................................................................................................... 13 Attorneys-in-fact .................................................................................................................................................................................. 16 Power of Attorney Template............................................................................................................................................................. 17 Special Shareholders´ Meeting Agenda ........................................................................................................................................ 18 Proposal to increase capital stock and partially amend the Bylaws ..................................................................................... 19 Annual Shareholders´ Metting Agenda ........................................................................................................................................ 43 Proposal to approve the Financial Statements and the management accounts for the 2025 fiscal year .............. 44 Proposal for the net income allocation of the fiscal year 2025 ............................................................................................ 45 Candidates appointed by the controlling shareholders to compose the Board of Directors ..................................... 55 Candidates appointed by the controlling shareholders to compose the Fiscal Council .............................................. 75 Proposal for the overall Management compensation and social security ........................................................................ 83 Proposal for the monthly compensation of the Fiscal Council members ......................................................................... 84 Management Comments on the Company ................................................................................................................................. 107 Message of the Chairman of the Board of Directors Table of Contents 3 Cidade de Deus, Osasco, SP, February 6, 2026 Message of the Chairman of the Board of Directors Dear shareholders, It is a great pleasure to present this Manual of Bradesco Special and Annual Shareholders´ Meetings, to be held, cumulatively and exclusively digitally, next March 10, 2026, at 4:00 p.m. At that time, you shall have the opportunity to discuss and vote on the matters set out in the Call Notice, which is part of this Manual and will be published, for 3 consecutive editions, in Valor Econômico Newspaper, as of tomorrow, February 7. The year 2025 was marked by challenges and opportunities that tested our ability to adapt. We responded with resilience and a long-term vision, maintaining the strength that has always been part of our journey and, at the same time, accelerating the digital transformation and cultural evolution necessary to deal with market challenges. This journey reinforces our commitment to the highest standards of compliance and to generating value for all stakeholders. Shareholders´ Meetings are essential forums for the active participation of shareholders. Therefore, we have compiled in this Manual: • the aforementioned Call Notice; • all information required by the applicable legislation, as well as guidelines that will assist you in the analysis of the matters contained in the Agenda; and • the complete instructions for registering your attendance at the Meeting. We remind you that votes may also be cast until March 6, 2026, by means of the Distance Voting Ballot. Therefore, we recommend reading the guidelines to avoid any inconsistencies that could compromise the validation of the vote. Shareholder confidence is the foundation that allow us to grow and build an even stronger Bradesco, prepared for the future challenges and opportunities. We are at your disposal to clear up any doubts by the email assembleias@bradesco.com.br. We appreciate your presence and contribution. Banco Bradesco S.A. Luiz Carlos Trabuco Cappi Chairman of the Board of Directors Call Notice Table of Contents 4 Call Notice Banco Bradesco S.A. Special and Annual Shareholders´ Meetings We invite this Company’s shareholders to meet at Special and Annual Shareholders’ Meetings, to be held, cumulatively, next March 10, 2025, at 4:00 p.m., exclusively digitally, to resolve on the following proposals: Special Shareholders´ Meeting 1. to increase in the stock capital by R$6,670,000,000.00, from R$87,100,000,000.00 to R$93,770,000,000.00, by means of the capitalization of part of the balance of the “Profit Reserves - Legal Reserve” account, without issuing shares, according to Article 169 of Law No. 6 404 76; 2. to provide for the inclusion of a statutory provision allowing the payment of profit sharing to the management, in accordance with the provisions of Article 152, Paragraph 1 of Law 6,404/76, and the authority of the Board of Directors to decide on such profit sharing; 3. if proposals 1 and 2 are approved, partially amend the Bylaws to: 3.1. reflect in the head of Article 6 the new amount of the stock capital resulting from the capitalization of reserves, which is subject of proposal 1; and 3.2. include Paragraph 6 in Article 7 and amend the wording of item “p” of Article 9, resulting from proposal 2. Annual Shareholders´ Meeting 1. to acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2025; 2. to allocate the net income of the 2025 fiscal year; 3. to determine the number of the Members of the Board of Directors; 4. to elect the members of the Board of Directors, observing the provisions of Articles 141 and 147 of Law No. 6.404/76 and amendments (“Law No. 6.404/76”) and Attachment K to Resolution No. 80/22 of Brazilian Securities and Exchange Commission (CVM), being necessary, pursuant CVM Resolution No. 70/22, at least, five percent (5%) of the voting capital so that shareholders can request the adoption of the multiple voting process; 5. to elect the Fiscal Council´s members, observing the provisions of Articles 161 and 162 of Law No. 6,404/76; 6. to fix the overall management compensation for the 2026 fiscal year, as well as the amount to support the Pension Plan; and Call Notice Table of Contents 5 7. to fix the compensation of the members of the Fiscal Council for the 2026 fiscal year. ___________________________________________________________________ In accordance with Article 5, Paragraph 4 of CVM Resolution No. 81/22, as amended by CVM Resolutions Nos. 59/21 and 204/24 (“CVM Resolution No. 81/22”), Bradesco believes that the Shareholders´ Meetings convened exclusively digitally are more appropriate, since this format allows for greater shareholder participation, enabling the presence of shareholders from anywhere in Brazil and abroad and reducing the costs both for shareholder participation and for holding the event. Participation in the Meetings: the shareholders, their legal representatives or attorneysin- fact may attend the Shareholders´ Meetings in any of the following ways: • Distance Voting: the Shareholder may express their vote intention by sending until 3.6.2026 the respective Distance Voting Ballot: − to the bookkeeper of the Company's shares, through all Bradesco's Branch Network; − to their custodians that provide this service, in the case of holders of shares deposited in the central depository; − to B3 S.A. - Brasil, Bolsa, Balcão, as a central depositary for the Company shares; and − directly to the Company, to the email assembleias@bradesco.com.br, not being necessary posterior sending of the physical document. For further information, see the rules set out in CVM Resolution No. 81/22, and the procedures described in the Distance Voting Ballot made available by the Company, as well as in the Manual for Participation in the Shareholders’ Meetings (Manual). • Participation and Voting during the Shareholders’ Meetings by Electronic System: the shareholder may participate in the Shareholders’ Meetings and vote in a virtual way, during their realization, by means of a Platform, according to the Manual. The guidelines, data and password for connection will be sent to the shareholders who, until 3.8.2026, send a request to participate in the Shareholders´ Meetings to the prior registration link below, attaching the identification and/or representation documents, as detailed in the Manual. https://easyvoting.alfm.adv.br/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxUUT6 osjiAidnEnB9mf7kjtEBCuYL2GHCJr7EBpAP87c As provided in paragraph 3 of Article 6 of CVM Resolution No. 81/22, the shareholders who do not send the request to participate in the Shareholders’ Meetings until 3.8.2026 may not participate through electronic system made available by the Company. Pursuant to Article 126 of Law No. 6,404/76, to attend and resolve in the Shareholders’ Meetings, the shareholder must observe that: Call Notice Table of Contents 6 • in addition to the identification document and corporate and representation documents (in the case of legal entities shareholders), they must also provide, at the time of sending their registration request, a certificate of ownership of the shares issued by the Company, issued by the custodian. For the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived; • the shareholder may be represented by an attorney-in-fact appointed not more than one year prior, provided that they are a shareholder or a manager of the Company, lawyer or financial institution, asset manager authorized by CVM and duly constituted to represent investment funds, observing that legal entities shareholders might also be represented according to their bylaws/articles of incorporation; • before being forwarded to the Company, the corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into Portuguese and these translations must be registered at the Titles and Documents Registry (a certified translation is not required). _____________________________________________________________________________ Documents made available to shareholders: all legal documents and further information necessary for the analysis and exercise of voting rights are available to shareholders on websites of Bradesco (Shareholders Meetings - Bradesco RI), B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br/pt_br/produtos-e-servicos/negociacao/renda-variavel/empresaslistadas. htm) and CVM (http://sistemas.cvm.gov.br/?CiaDoc). Eventual clarifications may be obtained on the Investor Relations website – banco.bradesco/ri – Corporate Governance, at Bradesco’s Branches Network or via email assembleias@bradesco.com.br.. Osasco, SP, February 6, 2026 Luiz Carlos Trabuco Cappi Chairman of the Board of Directors Information on Shareholders´ Meetings Table of Contents 7 Information on Shareholders´ Meetings As previously mentioned, we summon Special and Annual Shareholders’ Meeting, to be held, cumulatively and exclusively digitally, next March 10, 2026, at 4:00 p.m., whose Call Notice, contained in this Manual, lists, separately and expressly, on the agendas, all the matters to be discussed in special and annual agenda, and no other matter pending approval by the shareholders shall be included. Quorum Pursuant to Article 125 of Law No. 6,404/76, save the exceptions provided for by law, the Annual Shareholders’ Meeting will be installed, on first call, with the attendance of shareholders representing at least one quarter (1/4) of the total votes conferred by voting shares and, on second call, it shall be installed with any number of shareholders. The Special Shareholders’ Meeting, deciding on the amendment of the Bylaws, pursuant to Article 135 of Law No. 6,404/76, will be instated, on first call, with the attendance of shareholders representing at least two thirds (2/3) of the total votes conferred by voting shares; and, on second call, it may be instated with any number of shareholders. Quorum for Resolutions According to Article 129 of Law No. 6,404/76, the resolutions shall be taken by the absolute majority of votes, not counting blank votes. Exercise of Voting Rights Pursuant to Brazilian legislation and Bradesco’s Bylaws: 1. the common shareholders: shall have the right to vote in all matters listed in the Agenda, in accordance with items 2 and 3 below, especially in relation to a separate election process; If a separate election process is required, the common shareholders who are not members of the controlling group may vote, exclusively, for the candidates appointed by themselves or, in the event of a vote composition, for the candidates appointed by themselves together with the preferred shareholders. 2. the preferred shareholders: shall have the right to vote only on the matter listed in item 4 and 5 of the Annual Shareholders´ Meeting Agenda, exclusively with regard to a possible separate election of candidates for the Board of Directors and Fiscal Council; despite not being given power to vote on other matters, they may participate in the examination and discussion of each one of them. Information on Shareholders´ Meetings Table of Contents 8 3. the preferred shareholders and the common shareholders (not part of the controlling group) shall be entitled to elect their candidates, in a separate voting process, as follows: Board of Directors (item 4 of the Agenda) According to Article 141, Paragraphs 4 to 6 of Law No. 6.404/76, shall be entitled to elect and dismiss a Board member, in a separate voting process, excluded the controlling shareholder, most of the holders: I. of common shares which represent, at least, fifteen percent (15%) of the total of the common shares; II. of preferred shares which represent, at least, ten percent (10%) of the capital stock; and III. in case neither the holders of common shares nor the holders of preferred shares meet the quorum required in the items above, they may add their shares to elect jointly a member for the Board of Directors, observing the quorum of ten percent (10%) of the capital stock. Only those shareholders who can prove uninterrupted ownership of the shareholding during the period of at least three (3) months immediately prior to the Shareholders´ Meetings may elect or dismiss members of the Board of Directors through the separate voting process. Fiscal Council (item 5 of the Agenda) According to Paragraph 4 of Article 161 of Law No. 6,404/76, in the constitution of the Fiscal Council, please observe that: a) the preferred shareholders will be entitled to elect, in a separate voting process, one (1) member and their respective alternate; non-controlling common shareholders will have the same right, as long as there is in the market at least ten percent (10%) of common shares issued by the Company; b) except for the provisions in the previous item, other common shareholders may elect the effective and alternate members that, in any case, shall be equal to the number of the elected members in accordance with item “a”, plus one. Multiple voting process Pursuant to CVM Resolution No. 70/22, to request the adoption of the multiple voting process in the election of the members of the Board of Directors, the requesting Information on Shareholders´ Meetings Table of Contents 9 shareholders shall represent at least five percent (5%) of the total votes conferred by the voting shares issued by the Company. As set out in Paragraph One of Article 141 of Law No. 6,404/76, this right shall be exercised by shareholders within forty-eight (48) hours before the Shareholders’ Meetings, with the Presiding Board chairing the Meeting being responsible for informing the shareholders in advance, in view of the “Attendance Book”, of the number of votes necessary to elect each member of the Board of Directors. The multiple voting process shall occur by multiplying the number of votes of each share by the number of positions to be filled. The shareholder may accumulate votes for one candidate or distribute them among several candidates. In this process, candidates will be nominated and elected individually, with their names registered before the Board of the Meetings. Holders of American Depositary Receipts (ADRs) The right to vote on the matters listed in the Agendas will be given to holders of American Depositary Receipts (ADRs), according to the types of shares (common or preferred) their ADRs represent. The ADR holders will be properly instructed by The Bank of New York Mellon, the depositary financial institution of ADRs backed by the shares issued by Bradesco. Information on Shareholders´ Meetings Table of Contents 10 Guidelines for participation by the digital platform ALFM Easy Voting (“Platform”) for participation and voting in the Shareholders´ Meetings Participation by the Digital Platform Technological Resources necessary for participation: ✓ personal Desktop computer or Laptop computer, with an Internet connection and Microsoft Windows 10 (64-bit) or macOS Catalina 10.15.4 operating systems; ✓ compatibility of audio and video; ✓ the use of headphones is recommended for better audio quality; ✓ make sure, in advance, that your equipment has a microphone; ✓ before the time scheduled for the start of the Shareholders´ Meeting, make sure that in the option “Site Settings” the options to access the camera and microphone are enabled; ✓ the Company recommends that, especially the legal representatives of legal entities shareholders, should verify with the areas of IT support if there is any blockage of access to the platform; ✓ in spite of the Zoom platform being available, via App, for IOS and Android mobiles, the Company does not recommend their use through mobile devices, as a result of limitations of interaction of communication between shareholder and Bradesco specifically for this application. Registration Shareholders or attorneys-in-fact who wish to participate through the Platform must access the pre-registration link, no later than March 8, 2026 (including this date), filling in all the requested information and uploading the identification and/or representation documents, as detailed in the Manual. https://easyvoting.alfm.adv.br/acionista.wpconsentimento.aspx?CtxW0jdnQS4JAgUx1hIBxUUT6osj iAidnEnB9mf7kjtEBCuYL2GHCJr7EBpAP87c After the registration, the Company will validate the information and the shareholders or attorneys-in-fact will receive, within 24 hours, an email informing the approval or rejection of the registration. Entries received on holidays and/or weekends will be validated until 6 p.m. on the following business day. The Shareholder will be able to participate in the Meetings and vote in a virtual way, during its realization. Information on Shareholders´ Meetings Table of Contents 11 As provided in paragraph 3 of Article 6 of CVM Resolution No. 81/22, the shareholders who do not send the request to participate in the Shareholders’ Meetings until 3.8.2026 may not participate of the Shareholders’ Meetings through electronic system made available by the Company. In spite of the registration for participation by the digital platform ending on March 8, 2026, Bradesco recommends that the Shareholder should do so before this date, so that, if there is any technological incompatibility, which affects their participation, their vote can still be sent, via the Distance Voting Ballot, whose term will expire on March 6, 2026. The access via the platform is restricted to shareholders or their representatives or attorneys-in-fact, as applicable, who do their registration pursuant to this Manual. The Company warns that the shareholders who do not submit the request and documents for participation required in the term established herein will not be able to participate in the Shareholders´ Meetings. To ensure the presence exclusively of shareholders and their representatives, only after the request is received and the identification documents and representation of the Shareholder Information on Shareholders´ Meetings Table of Contents 12 are verified, the guidelines, the link and password of access for their participation will be forwarded, twenty-four (24) hours prior the Shareholders´ Meetings beginning, to the email indicated by the shareholder or attorney-in-fact. Requests for participation in the Shareholders´ Meetings through the Platform sent outside the deadline and the rules described in this Manual shall be disregarded by Bradesco. The registered shareholders undertake, under penalty of accountability: (i) to use the data and password of connection, personal and non-transferable, unique and exclusively to follow the Shareholders´ Meetings remotely; (ii) not to transfer or disclose, in whole or in part, the data and password for the connection of any third party, shareholder or not; and (iii) not to play or record, in whole or in part, or transfer to any third party, shareholder or not, the content or any information transmitted by virtual media during or after the Shareholders´ Meetings. The Company (i) recommends that the shareholders who request their participation should familiarize themselves beforehand with the use of the digital platform, as well as ensure the compatibility of their electronic devices with the use of this platform; and (ii) requests that, on the day of the Shareholders´ Meetings, the authorized Shareholders should access the platform 30 minutes ahead of the time scheduled to begin the assignments, with the aim of enabling the validation of access and participation. The shareholder who has requested to participate in the Shareholders´ Meetings by the digital platform and has not received the respective access authorizations up to 10 a.m. of March 10, 2026 should send an email to assembleias@bradesco.com.br and easyvoting@alfm.adv.br or call +55 11 2050-0700, to solve the problem. If doubts arise relating strictly to the access or use of the digital platform, the Shareholders may contact technical support by the e-mail easyvoting@alfm.adv.br or they may call +55 11 2050-0700. Participation and/or Voting on the Digital Platform Pursuant to Article 47 of CVM Resolution No. 81/22, the shareholder who participates through the digital platform may manifest themselves and, if desired, may exercise their right to vote, and shall be considered present at the Shareholders´ Meetings and subscribers to the respective minutes. The Shareholder who has already sent the Distance Voting Ballot may register to use the digital platform (i) simply to participate in the activities of the Shareholders´ Meetings; or (ii) to participate in the activities and exercise their right to vote in the Meeting, situation in which the Company will disregard all the voting instructions previously sent by means of the Distance Voting Ballot. The participating Shareholders, hereby, authorize the Company to use any information contained in the recording of the Shareholders´ Meetings and the documents previously Information on Shareholders´ Meetings Table of Contents 13 forwarded to (i) record the manifestation and visualization of the documents presented during the Meetings; (ii) record the authenticity and security of the communications during the Meetings; (iii) record the presence and the votes cast by participating Shareholders; (iv) to comply with the legal order of the competent authorities; and (v) to defend the Company, its managers and third parties contracted, in any judicial, arbitral, regulatory or administrative sphere. Additionally, Bradesco recommends that, during the Shareholders´ Meetings, the participating shareholders should keep their microphones on mute and their cameras off, to avoid any instability in the connection and improve the sound quality, whereby the presiding table will be authorized to disable any cameras and microphones, when the word is not open to the shareholders. Without prejudice, the platform will provide a chat for instant and written dialog with the presiding table. The Company is not responsible for any operational problem or of connection that the Shareholder may have, as well as for any other event that could hinder or unable to their participation in the Shareholders´ Meetings through the digital platform available. Participation by Remote Vote As accounted for in Articles 26 et seq. of CVM Resolution No. 81/22, the Company’s shareholders may also exercise their right to vote in Shareholders’ Meetings through the remote voting process, to be formalized in a document named as “Distance Voting Ballot” (Ballot), whose template is available on the Corporate Governance area of Bradesco’s Investor Relations website (Home - Bradesco RI) or on the CVM website – Brazilian Securities and Exchange Commission’s website (http://sistemas.cvm.gov.br/?CiaDoc). Bradesco informs: The shareholders with position held up to the date of the Shareholders´ Meetings may exercise their voting rights by means of the Distance Voting Ballot, respecting the quorums and limits contained in the section Exercise of Voting Rights in this Manual. The shareholder who decides to exercise their right to vote remotely must do so by one of the options described below: I - Ballot completed and signed at a Bradesco Branch. This option is intended exclusively for the shareholders with shares deposited by Bradesco, as the bookkeeper of shares issued by itself. The entire Bradesco Branch Network in Brazil is available, during the local bank’s business hours, to take the necessary actions for the shareholder to exercise their remote voting right. To this end, the shareholder must: ✓ Access the Corporate Governance area of Bradesco’s Investor Relations website (banco.bradesco/ri) or the website of the Brazilian Securities and Exchange Commission Information on Shareholders´ Meetings Table of Contents 14 – CVM (http://sistemas.cvm.gov.br/?CiaDoc), print the Ballot, fill it out, initial each page and sign it. ✓ With the Ballot completed, initialed and signed, as well as the documents listed in the table below, if applicable, the shareholder must go to any Bradesco Branch, up until March 6, 2026, during the local bank’s business hours, in order for the information in their Ballot, in their presence, to be transferred to Bradesco systems, receiving a proof of the completion of the voting process. Documents to be presented at a Bradesco Branch, together with the Ballot Individuals Companies Inv. Fund Individual Taxpayer’s Registry (CPF) and Identity Card with photo of the shareholder or its legal representative1 Articles of Incorporation or Bylaws consolidated and updated2 Legal document that confirms the legal powers granted, including representation, if this is the case2 Consolidated and updated fund regulation (1) Identity cards accepted: Identity Card (RG), Foreigner Identity Card (RNE), National Driving License (CNH), Passport and professional registration officially recognized; (2) For investment funds, documents of the manager and/or administrator, pursuant to the voting policy. The Management highlights that the procedures above cannot be adopted for the holders of shares in custody at B3 and/or with any other custodian agent. In this case, the provisions of sections II to IV below must be observed. II - By vote instructions conveyed by the shareholders to its respective custody agents This option is intended exclusively for the shareholders who own shares held in custody at B3. In this case, the remote voting shall be exercised by the shareholders in accordance with the procedures adopted by the Institutions and/or Brokers holding their positions in custody. The holder of shares deposited at B3 that chooses to exercise their remote voting right must do so by forwarding their voting instructions to the Institution and/or Broker (Custody Agent) holding their shares in custody, subject to the rules set forth by the latter, which, as a result, shall forward such vote statements to the Central Depository of B3. Given that the services to receive and convey the instructions to complete Ballot is optional for Custody Agents, we recommend that the shareholders verify if their custodian is entitled to provide such services and also check the procedures set forth by them to issue the voting instructions, as well as the documents and information required by them. Information on Shareholders´ Meetings Table of Contents 15 Bradesco informs that, if their respective Custody Agent does not provide the remote voting service, the shareholder will have the option to send their Ballot and applicable documents directly to the Company itself, according to items III and IV below. III - By vote instructions conveyed by the shareholders to B3 S.A. – Brasil, Bolsa, Balcão, as a central depositary for the Company shares This option is also intended, exclusively, for the shareholders who own shares held in custody at B3. In this case, the holder of shares deposited at B3 that chooses to exercise their remote voting rights by forwarding their voting instructions directly to B3, as a central depositary, may cast their votes directly on the remote electronic system made available by B3, through the Investor Area, in accordance with the deadlines and operating procedures established by B3. IV - By forwarding its vote instruction directly to the Company This option may be used by any shareholder of the Company. The Ballot, properly completed, initialed and signed, shall must be sent until March 6, 2026, to the email assembleias@bradesco.com.br with the documents listed in the table below, not being necessary the subsequent sent of the original: Documents to be presented at a Bradesco Branch, together with the Ballot Individuals Companies Inv. Fund Individual Taxpayer’s Registry (CPF) and Identity Card with photo of the shareholder or its legal representative1 Articles of Incorporation or Bylaws consolidated and updated2 Legal document that confirms the legal powers granted, including representation, if this is the case2 Consolidated and updated fund regulation (1) Identity cards accepted: Identity Card (RG), Foreigner Identity Card (RNE), National Driving License (CNH), Passport and professional registration officially recognized; (2) For investment funds, documents of the manager and/or administrator, pursuant to the voting policy. To ensure that shareholder does not have their vote disregarded for any possible irregularities, the Company requests that Ballots be received by March 2, 2026, in time for any adjustments or resubmission of the ballot or accompanying documents, which must be promptly regularized and returned to the Company by March 6, 2026. Before being sent to Bradesco, corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry Office (a certified translation is not required). Information on Shareholders´ Meetings Table of Contents 16 General Information Bradesco highlights that: ✓ as established by Article 44 of CVM Resolution No. 81/22, the Central Depositary of B3, upon receiving voting instructions by the shareholders through their respective custodian agents, will disregard any divergent instructions in relation to the same resolution that may have been issued by the same Individual or Corporate Taxpayer’s Registry; ✓ when the period for remote voting ends, i.e., on March 6, 2026 (including this date), the shareholder may not change the voting instructions already sent, except for participation in Digital Shareholders´ Meetings, through an explicit request to disregard the voting instructions sent through the Ballot, before the respective matter(s) is(are) cast to vote. Attorneys-in-fact The shareholders may also be represented by an attorney-in-fact appointed not more than one year prior, provided that they are a shareholder or a manager of the Company, lawyer or financial institution, asset manager authorized by CVM and duly constituted to represent investment funds, pursuant to Paragraph One of Article 126, of Law No. 6,404/76, and the power of attorney shall mandatorily bear a notarized signature of the grantor at the Notary. We also observe that the legal entities shareholders may be represented as set out in their bylaws/articles of incorporation. In this case, it is not mandatory that their attorneys be shareholders, managers of Bradesco, lawyers or a financial institution. With the aim of assisting the shareholders, we have included, at the end of this section, a Power of Attorney Template. Optionally, the shareholders may grant power of attorney with different texts to the one we have suggested, since they contain, expressly, the powers granted and the precise identification of both the grantor and the grantee. When the shareholder is represented by an attorney-in-fact, the good standing of the power of attorney will be verified before the beginning of the Shareholders’ Meetings, as well as the ownership of shares. Before being sent to Bradesco, corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry Office (a certified translation is not required). Information on Shareholders´ Meetings Table of Contents 17 Power of Attorney Template By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s Registry (CPF) No. ............................, with address at [FULL ADDRESS], appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ....................../[ISSUING BODY], Individual Taxpayer’s Registry No. ............................, with address at [FULL ADDRESS], with specific powers to represent them, in the capacity of Shareholder of Banco Bradesco S.A. (Company), at the Special and Annual Shareholders’ Meetings of the Company, to be held on March 10, 2026, at 4 p.m., exclusively digitally, exercising the voting right entitled to them as holder of common and/or preferred shares issued by the Company, with powers to present proposals, examine, discuss and vote on matters that will be submitted for the resolution of the Shareholders´ Meetings in question. Mentioned attorney-in-fact may also sign minutes, records, papers, terms and what else is needed for the good and faithful compliance of the present term and exercise the power attributed to them, observing the limits imposed by the law in force and by the agenda of the matters listed in the call notice, in compliance with the follow guideline: ........ [City, State,] .......................... 2026 _______________________________ [Shareholder’s name] (Notarized signature) Informações sobre as Assembleias Gerais Table of Contents 18 Special Shareholders´ Meeting Agenda Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M. Table of Contents 19 Proposal to increase capital stock and partially amend the Bylaws Dear shareholders, The Board of Directors of Banco Bradesco S.A. hereby submits, for your examination and resolution, proposal to: 1. to increase in the stock capital by R$6,670,000,000.00, from R$87,100,000,000.00 to R$93,770,000,000.00, by means of the capitalization of part of the balance of the “Profit Reserves - Legal Reserve” account, without issuing shares, according to Article 169 of Law No. 6 404/76; 2. to provide for the inclusion of a statutory provision allowing the payment of profit sharing to the management, in accordance with the provisions of Article 152, Paragraph 1 of Law 6,404/76, and the authority of the Board of Directors to decide on such profit sharing; 3. if proposals 1 and 2 are approved, partially amend the Bylaws to: 3.1. reflect in the head of Article 6 the new amount of the stock capital resulting from the capitalization of reserves, which is subject of proposal 1; and 3.2. include Paragraph 6 in Article 7 and amend the wording of item “p” of Article 9, resulting from proposal 2. -------------------------- On the following pages, we detail the information required in Attachment C, as provided for in Article 15 of CVM Resolution No. 81/22, relating to the increase in capital stock, and transcribe the consolidated Bylaws with details of the origin and justification of the proposed statutory amendments and an analysis of their legal and economic effects, as required by Article 12 of CMN Resolution No. 81/22, highlighting that such amendments, if approved, will be submitted to the Central Bank of Brazil for approval. Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 20 Attachment C required by Article 15 of CVM Resolution No. 81/22, relative to the stock capital increase 1. Inform the amount of the increase and of the new stock capital Increase of R$6,670,000,000.00, raising the share capital from R$87,100,000,000.00 to R$93,770,000,000.00. 2. Inform if the increase shall be carried out by means of: (a) the conversion of debentures or other debt securities into shares; (b) the exercise of the subscription right or of the subscription bonus; (c) the capitalization of income or reserves; or (d) the subscription of new shares Increase through the capitalization of part of the balance of the "Profit Reserves - Legal Reserve" account, in accordance with the provisions of Article 169 of Law No. 6,404/76. 3. Explain in detail the reasons for the increase and its legal and economic consequences The Capital Increase aims to adjust the balance of profit reserves with the legal limits. Regarding the legal and economic consequences, Bradesco clarifies: ✓ legal effects: the capital increase aims to adjust the legal limits of the reserves, considering the requirements set forth in applicable laws. Possible legal effects would only arise in the event of non-compliance by the Company with applicable legislation; and ✓ economic effects: the transaction does not involve the investment of new resources and does not change the total net equity of the Company. Its purpose is to adjust the capital structure to the legal limits applicable to the reserves, without changing shareholding control or causing any negative economic impact on shareholders. 4. Provide a copy of the Fiscal Council's opinion, if applicable A full transcription of the Fiscal Council’s Report recorded in the Meeting held on February 4, 2026: “Fiscal Council’s Report - Banco Bradesco S.A. – The members of the Fiscal Council, pursuant to the provisions in Item III of Article 163 of Law No. 6,404/76, having conducted the examination of Bradesco Board of Directors’ Proposal, to be submitted to its shareholders in the Special Shareholders’ Meeting to be held on March 10, 2026, at 4:00 p.m., to increase the stock capital, in the amount of R$6,670,000,000.00, by means of the capitalization of part of the balance of the “Profit Reserves - Legal Reserve” account, without issuing shares, according to Article 169 of Law No. 6 404 76, with the consequent amendment to the heading of Article 6 of Bylaws, are of the opinion that the proposal is ready to be assessed by the Company´s shareholders at the aforementioned Shareholders’ Meeting.” Cidade de Deus, Osasco, SP, on February 4, 2026. (sgd) José Maria Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 21 Soares Nunes, Joaquim Caxias Romão, Vicente Carmo Santo, Ludmila de Melo Souza e Ava Cohn.” 5. In the event of a capital increase by means of subscription of shares This is not applicable, since the stock capital increase shall not be carried out by means of subscription of shares, but through capitalization of the profit reserves. 6. In the event of capital increase by means of capitalization of income or reserves a. Inform whether the par value of the shares shall be changed, if applicable, or whether new shares shall be distributed among the shareholders The shares issued by the Company, pursuant to statutory provisions, have no par value. In the increase now proposed, no shares will be issued, in accordance with Paragraph One of Article 169 of Law No. 6,404/76. b. Inform whether the capitalization of income or reserves shall occur with or without change of the number of shares in the companies having shares with no par value See Item 6.a.: c. In the event of distribution of new shares i. State the number of shares issued of each type and class Not applicable. ii. Inform the percentage of shares to be received by the shareholders Not applicable. iii. Describe the rights, advantages and restrictions attributed to the shares that are to be issued. Not applicable. iv. Inform the acquisition cost, in Reais per share, to be assigned so that the shareholders can comply with Article 10 of Law No. 9,249, of December 26, 1995 (with new wording given by Law No. 12,973/14) Not applicable. v. Inform the treatment given for fractions, if applicable Not applicable. Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 22 d. Inform the deadline set forth in Paragraph 3 of Article 169 of Law No. 6,404/76 Not applicable. e. Inform and provide the information and documents mentioned in item 5, when applicable Not applicable. 7. In the event of capital increase by conversion of debentures or other debt securities into shares or by means of the exercise of subscription bonus a. State the number of issued shares of each type and class; Not applicable b. Describe the rights, advantages and restrictions attributed to the shares that are to be issued Not applicable. Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 23 Transcription of the consolidated Bylaws with the details of the origin and justification of the proposed statutory amendments and analysis of their legal and economic effects Current wording Proposed wording Justification Legal and/or Economic Effects Section I – The Organization, Duration and Headquarters Unaltered -.- Article 1) Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, which is governed by these Bylaws. Unaltered -.- Sole Paragraph – Upon admission of the Company on June 26, 2001, in the special listing segment called Tier 1 of Corporate Governance of B3 S.A. - Brazilian Exchange & OTC (B3), the Company, its shareholders, managers and the Fiscal Council members are subject to the provisions of the Corporate Governance Tier 1 Listing Regulation of B3 (Tier 1 Regulation). The Company, its managers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Securities Trading, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by B3. Unaltered -.- Article 2) The Company’s term of duration is indefinite. Unaltered -.- Article 3) The Company’s headquarters and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo. Unaltered -.- Article 4) The Company may establish or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval by the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Bradesco Units/Subsidiaries outside of the Brazilian territory. Unaltered -.- Section II - Corporate Purpose Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 24 Article 5) The Company’s corporate purpose is conducting general banking activities, including foreign exchange transactions, and managing security portfolios, in the functions of fiduciary administrator and manager of funds. Unaltered -.- Sole Paragraph – The functions of fiduciary administration and management of third-party funds shall be exercised by means of separated structures, according to applicable legislation and regulation. Unaltered Section III – Share Capital Unaltered -.- Article 6) The share capital is R$87,100,000,000.00 (eighty-seven billion, one hundred million reais), divided into 10,592,012,028 (ten billion, five hundred and ninety-two million, twelve thousand and twenty-eight) nominative-bookentry shares, with no par value, of which 5,303,870,781 (five billion, three hundred and three million, eight hundred and seventy thousand, seven hundred and eighty-one) are common shares and 5,288,141,247 (five billion, two hundred and eighty-eight million, one hundred and forty-one thousand, two hundred and fortyseven) are preferred shares. Article 6) The share capital is R$93,770,000,000.00 (ninety-three billion, seven hundred and seventy million reais), divided into 10,592,012,028 (ten billion, five hundred and ninety-two million, twelve thousand and twenty-eight) nominative-book-entry shares, with no par value, of which 5,303,870,781 (five billion, three hundred and three million, eight hundred and seventy thousand, seven hundred and eightyone) are common shares and 5,288,141,247 (five billion, two hundred and eighty-eight million, one hundred and forty-one thousand, two hundred and forty-seven) are preferred shares. legal effects: the capital increase aims to adjust the legal limits of the reserves, considering the requirements set forth in applicable laws. Possible legal effects would only arise in the event of noncompliance by the Company with applicable legislation; economic effects: the transaction does not involve the investment of new resources and does not change the total net equity of the Company. Its purpose is to adjust the capital structure to the legal limits applicable to the reserves, without changing shareholding control or causing any negative economic impact on shareholders. Paragraph One - Common shares shall confer on its holders the rights and privileges provided by law. In the event of a public offering, due to a possible change of control of the Company, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers. Unaltered -.- Paragraph Two - Preferred shares shall have no voting rights, however shall entitle their holders to the following rights and privileges: Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 25 a) priority in the reimbursement of the share capital, in the event of liquidation of the Company; Unaltered -.- b) dividends that are ten percent (10%) higher than those ascribed to common shares ; Unaltered -.- c) inclusion in a public offering resulting from a possible alienation of the control of the Company, whereby the holders are assured receipt of a price equal to eighty percent (80%) of the amount paid per common share, as part of the controlling group. Unaltered -.- Paragraph Three – The Company is authorized to increase the share capital, by Board of Directors resolution, regardless of statutory amendment, until the share capital reaches the limit of 17,200,000,000 (seventeen billion and two hundred million) common and/or preferred shares, without keeping a proportion among the shares of each type, observing the maximum limit defined by law, in the case of preferred shares. Issues for sale on stock exchanges, public subscription and exchange for shares in control takeover bids may be carried out without observing the pre-emptive right of former shareholders, or with a reduction in the period for exercising these right. Unaltered Parágrafo Four – In the event of a capital increase, at least fifty percent (50%) of the capital shall be paid at the time of subscription and the remaining amount shall be paid upon a call by Board of Executive Officers, pursuant to legal precepts. Unaltered Parágrafo Five - The Company’s shares are all of the book-entry kind, which are kept in deposit accounts of the Company itself, issued in favor of their holders, without issuance of certificates, whereby the shareholders may be charged for the cost of the service relative to the transfer of ownership of such shares. Unaltered Parágrafo Six - The following shall not be permitted : Unaltered a) conversion of common shares into preferred shares and vice versa; Unaltered -.- b) issuance of beneficiary portions. Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 26 Parágrafo Seven – The Company may, subject to an authorization of the Board, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and subsequent sale . Unaltered Section IV - Management Unaltered -.- Article 7) The Company shall be managed by a Board of Directors and a Board of Executive Officers. Unaltered -.- Paragraph One - The positions of Chairman of the Board of Directors and CEO or main executive may not be exercised by the same person. Unaltered -.- Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to prior signature in the Management Statement of Consent, pursuant to the Tier 1 Regulation, as well as compliance with applicable legal requirements. Unaltered -.- Paragraph Three - The members of the Board of Directors and of the Board of Executive Officers shall have a unified term of office of two (2) years, in which reelection is permitted, which shall extend until the investiture of new elected managers. Unaltered -.- Paragraph Four – The members of the Board of Directors shall exercise their terms until they reach seventyfive (75) years old, except for: Unaltered -.- i. the Chairman in office at the 2023 Annual Shareholders´ Meeting who shall not have an age limit to exercise his term; and Unaltered ii. the other members with a term in progress at the 2023 Annual Shareholders´ Meeting. For them, the age limit to exercise the terms in the Board of Directors shall be the date on which they reach eighty (80) years old. Unaltered -.- Paragraph Five - Notwithstanding the provisions of the preceding Paragraph, the members of the Board of Executive Officers shall exercise their terms only until the day on which they reach sixty-five (65) years old. Unaltered -.- Include Paragraph Six - In addition to remuneration, whose total annual amount shall be approved at the The Company is undergoing a period of strategic transformation, marked by Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 27 Shareholders´ Meeting, administrators may receive profit sharing, within the limits established by current legislation. the implementation of structural initiatives aimed at the increasing efficiency, organizational modernization and strengthening of its market position. In this context, appropriate incentive mechanisms are essential to ensure the engagement, performance and retention of the professionals responsible for driving these changes. Profit sharing is an important tool for aligning management performance with shareholder remuneration. We emphasize that this is an instrument that complies with regulatory and governance rules, as well as being widely used by other market players. Economic impacts: We do not foresee any immediate economic impacts, which should be determined as the Company obtains profits and complies with the guidelines established in its internal compensation policies. Section V - Board of Directors Unaltered -.- Article 8) The Board of Directors shall consist of six (6) to eleven (11) members elected by the Shareholders’ Meeting, who shall choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice Chairman. Unaltered -.- Paragraph One - The decisions of the Board shall only be valid if approved by an absolute majority of the effective members, including the Chairman, who shall have the casting vote, in the event of a tie. Unaltered -.- Paragraph Two – The participation shall be permitted for any member by means of a teleconference or videoconference or by any other means of communication that can assure the effectiveness of his/her participation, and his/her vote shall Unaltered Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 28 be considered valid for all legal purposes. Paragraph Three - In the event that the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice Chairman shall take over. In the absences or temporary impediments of the latter, the Chairman shall designate a substitute from among the other members. If there is a vacancy in the position of Vice Chairman, the Board shall appoint a substitute from among its members, who shall serve for the time missing to complete the term of office of the replaced member. Unaltered -.- Paragraph Four - In the event of temporary or permanent leave of any other Board member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard for the precepts of law and of these Bylaws. Unaltered -.- Article 9) In addition to the duties set forth by law and these Bylaws, the Board include the following: Unaltered -.- a) to ensure that the Board of Executive Officers is always strictly capable of performing its duties; Unaltered -.- b) to ensure that the corporate businesses are conducted with probity, so as to preserve the good name of the Company ; Unaltered -.- c) whenever possible, to preserve administrative continuity, which is strongly recommended for the stability, prosperity and security of the Company; Unaltered -.- d) to establish the general orientation of the Company's business, including the decisions on the constitution and functioning of Operating Portfolios, defining policies and limits to be observed by the Management; Unaltered -.- e) to authorize the Company, as well as its directly and indirectly subsidiaries, to acquire, encumber or sale equity interest or assets that are part of the Non-Current Assets, if its amount exceed half a percent (0.5%) Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 29 of the Company's Net Worth, as calculated on the last audited balance sheet; f) to decide on the trading of shares issued by the Company itself, pursuant to Paragraph Seven of Article 6; Unaltered g) to authorize the granting of any form of donation, contribution or assistance, regardless of the beneficiary, observing the rules and jurisdictions established by the Board of Directors in internal rules; Unaltered -.- h) to approve the payment of dividends and/or interest on shareholders’ equity proposed by the Board of Executive Officers; Unaltered -.- i) to submit to the Shareholders’ Meeting the proposals that aim at increasing the share capital without issue of shares, reducing the share capital, grouping or the unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company; Unaltered j) to approve, within the limit of the authorized capital, the issue of shares or subscription bonus or any other securities, instrument or securities convertible into shares, by means of public or private subscription, setting the issue price, conditions of payment and other conditions of the issue, as well as approving a capital increase through the capitalization of profits or reserves with bonus shares. Unaltered k) to manifest themselves in relation to any public offering having as subject-matter shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other relevant information, the opinion of Management concerning the possible acceptance of the public offering and of the economic value of the Company; Unaltered l) to manifest themselves on corporate events that may give rise to a change of control, determining if they ensure fair and equitable treatment for the shareholders of the Company; Unaltered Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 30 m) to make decisions on the associations that involve the Company or its subsidiaries, including the participation in shareholders’ agreements; Unaltered n) to examine and resolve on the budgets and financial statements submitted by the Board of Executive Officers; Unaltered o) to bring into its sphere of deliberation specific subjects of interest for the Company and to decide on the omitted cases; Unaltered p) limited to the annual global amount approved by the Shareholders’ Meeting, to perform the distribution of remuneration and social security funding for the Managers; p) regulate and carry out the distribution to the Managers: (i) the remuneration and social security funds, limited to the annual global amount approved by the Shareholders’ Meeting; and (ii) the profit sharing, within the legal limits; Provide for the Board of Directors to determine the percentage of profits to be distributed to management based on the results achieved in a given fiscal year, in accordance with the limits set forth in Article 152 of Law No. 6,404/76. Economic impacts: We do not foresee any immediate economic impacts, which should be determined as the Company obtains profits and complies with the guidelines established in its internal compensation policies. q) to establish the compensation of the members of Audit Committee, observing the provided in the Internal Charter of the Audit Committee; Unaltered r) to supervise the management environment of risks and internal controls; Unaltered s) constantly seek to align the Company´s strategic planning with ESG (Environmental, Social and Governance) aspects; and Unaltered t) to resolve on transaction with related party or a set of transactions with related parties, in compliance with the applicable legislation and the criteria provided for in internal policies and standards. Unaltered Sole Paragraph - The Board may assign special duties to the Board of Executive Officers and any of its members, as well as establish committees to deal with specific Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 31 matters within the scope of the Board of Directors. Article 10) The Chairman of the Board shall preside the meetings of the Body, subject to the provisions of Paragraph Three of Article 8. Unaltered -.- Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other Board members, in any of its meetings. Unaltered -.- Article 11) The Board shall meet regularly 12 (twelve) times per annum and, extraordinarily, when the interests of the company so require, as convened by its Chairman, or half of the remaining members, drawing up the minutes for each meeting . Unaltered Section VI - Board of Executive Officers Unaltered -.- Article 12) The Company´s Board of Executive Officers is elected by the Board of Directors, and shall consist of 60 (sixty) to 100 (one hundred) members, being 1 (um) Chief Executive Officer and the other members distributed among the positions of Vice President, Executive Officer, Officer and Regional Officer, at the Board of Directors´ discretion. Unaltered Paragraph One - The Board of Directors shall establish, in the first meeting of the Body that takes place after the Annual Shareholders’ Meeting, and whenever necessary, the number of officers to be elected, designating them, by name, within the positions in the “caput” of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Article 17 of these Bylaws. Unaltered Paragraph Two – The Board of Executive Officers, an executive body of the Company, will be composed by members with the positions of Chief Executive Officer, Vice President and Executive Officer. Unaltered Article 13) It is incumbent upon the officers to manage and represent the Company and bind it by means any acts and agreements of its interest, and may waiver or forbear Unaltered Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 32 rights, and acquire, dispose of or encumber goods or assets pursuant to item “e” of Article 9 of these Bylaws. Paragraph One - With the exceptions provided for expressly in these Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, one of them being the Chief Executive Officer or Vice President. Unaltered -.- Paragraph Two - The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, and jointly, specifically represented by two (2) Officers, as described in the previous paragraph, with the relevant power of attorney mentioning their powers, the acts that they can practice and their term. Unaltered Idem Paragraph Three - The Company may also be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases: Unaltered -.- a) term of office with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated ; Unaltered -.- b) upon summoning or subpoenas; Unaltered -.- c) participation in biddings ; Unaltered -.- d) in the Shareholders’ Meetings of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity; Unaltered -.- e) before Government bodies and offices, provided that it does not involve the assumption of responsibilities and/or obligations by the Company ; Unaltered -.- f) in-court testimony; and . Unaltered -.- g) before the certifying entities to obtain digital certificates . Unaltered -.- Article 14) In addition to the normal assignments given to them by law and by these Bylaws, it is specifically up to each member of the Board of Executive Officers: Unaltered -.- a) for the Chief Executive Officer: (i) to coordinate the execution of the strategic plan outlined by the Board of Directors; Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 33 (ii) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) to supervise and coordinate, directly, the actions of the Executive Vice Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) to preside over the meetings of the Board of Executive Officers; b) for the Vice Presidents: (i) to collaborate with the Chief Executive Officer in the performance of their duties; (ii) to replace, when appointed by the Board of Directors, the CEO in their absences or temporary impediment; and (iii) to supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, within the scope of their reporting line; Unaltered -.- c) for the Executive Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are within the scope of their reporting line; Unaltered d) for the Officers: to perform the tasks assigned to them; and ; Unaltered e) for the Regional Officers: to guide and supervise the Service Points under their jurisdiction and comply with the duties to which they are assigned. Unaltered Article 15) The Board of Executive Officers shall hold ordinary meetings on a fortnightly basis, and special meetings whenever necessary. The decisions taken shall only be valid when more than half of the effective members attend the relevant meeting. The presence of the Chief Executive Officer or his/her substitute, who shall have the casting vote in the case of a tie, is mandatory. The special meetings shall be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers. Unaltered Article 16) In the event of a vacancy, absence or temporary impediment of the Chief Executive Officer, the Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 34 Board shall appoint his/her substitute. Artigo 17) In order to exercise the function of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other activities that conflict with the objectives of the Company is forbidden. Unaltered -.- Section VII - Fiscal Council Unaltered -.- Artigo 18) The Fiscal Council, which shall operate permanently, shall be consisting of three (3) to five (5) regular members and of an equal number of Deputies. Unaltered Section VIII - Audit Committee Unaltered -.- Article 19) The Company shall have an Audit Committee consisting of three (3) to five (5) members of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors. Unaltered Paragraph One - The following are basic requirements to exercise the position of a member of the Audit Committee: Unaltered I - not to be, nor have been, within the last twelve months: Unaltered -.- a) an officer of the Company, its parent Company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly; Unaltered -.- b) an employee of the Company, its parent company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly; Unaltered -.- c) a technical responsible, officer, manager, supervisor nor any other member, with management role, of the team involved in the Company’s auditing works; and Unaltered -.- d) a member of the Fiscal Council of the Company, its parent company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly; Unaltered -.- II - not to be spouse, partner nor a relative in direct line, in collateral line and by affinity up to the second level, of the people referred to in subparagraph “a” and “c” of the subsection I; Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 35 III - not to receive any other kind of remuneration from the Company or from its parent company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly, that is not related to their role as an Audit Committee’s member; and Unaltered -.- IV - not to hold positions, especially on boards of directors, advisory or fiscal councils, in companies that may be considered as market competitors or in which a conflict of interest may arise. Unaltered -.- Paragraph Two - At least one of the Audit Committee members shall have proven knowledges in accounting area that qualify them for such function. Unaltered Paragraph Three - At least one of the Audit Committee members must be a member of the Board f Directors that is not part of the Board of Executive Officers. Unaltered Paragraph Four -A member of the Audit Committee may be removed by the Board of Directors at any time, in cases of conflict of interest, noncompliance with the obligations that are inherent to their position or if they have a performance that is less than what is expected by the Organization. Unaltered Paragraph Five – The internal charter of the Audit Committee, which will be at the disposal of Central Bank of Brazil, will be approved by the Board of Directors and will regulate, among other matters, the duties of the Audit Committee, the compensation criteria and the term of office of its members. Unaltered Section IX - Remuneration Committee Unaltered -.- Article 20) The Company shall have an organizational body referred to as Remuneration Committee, which may act on behalf of other Institutions that make up the Bradesco Organization, consisting of three (3) to seven (7) members, appointed and removable from office by the Board of Directors, with a two (2)-year term of office, and one Unaltered Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 36 of them shall be appointed Coordinator. Paragraph One - The members shall be appointed from among the members of the Board of Directors, except for one (1) member who necessarily be a non-manager. Unaltered -.- Paragraph Two - The members of the Board of Directors and the nonmanager member, when an employee of the Bradesco Organization, shall not be compensated due to the position of member of the Remuneration Committee. While being a nonemployee, when nominated, shall have his/her compensation established by the Board of Directors, pursuant to the market parameters. Unaltered -.- Paragraph Three - The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term that exceeds ten (10) years. Only after the completion of such term, the member may return to the Committee, after at least three (3) years have elapsed. Unaltered -.- Paragraph Four - The Committee's primary responsibility is of assisting the Board of Directors with the conduction of policies related to the compensation of executive managers, according to applicable legislation. Unaltered -.- Section X – Ombudsman Unaltered -.- Article 21) The Company shall have an Ombudsman organizational component of, which may be able to act on behalf of all Institutions of the Bradesco Organization that are authorized by the Central Bank of Brazil, with one (1) person responsible in the position of Ombudsperson, who shall be appointed by the Board of Directors, with a twenty-four (24)-month term of office, with reelection permitted. Unaltered Paragraph One - The Ombudsman cannot be entailed to an organizational component of the Bradesco Organization in a way that shows a conflict of interest or duties, like the bargaining units of product Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 37 and services, risk management, internal audit and compliance. Paragraph Two - A manager or employee of the Bradesco Organization may be appointed as Ombudsman if he or she has: Unaltered -.- a) a bachelor’s degree ; Unaltered -.- b) extensive knowledge of the activities carried out by the institutions represented and their products, services, processes, systems, etc.; Unaltered -.- c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented; Unaltered -.- d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman; and Unaltered -.- e) proven technical aptitude to perform the activities covered by the purposes and attributions described in Paragraphs Three and Four below. Unaltered -.- Paragraph Three - The Ombudsman’s purpose is to check strict compliance with legal and regulatory rules related to consumers’ rights, ultimately meeting the demands of customers and users of products and services that have not been resolved in the institution's primary service channels and acting as a communication channel between the Institutions under the “caput” of this Article and the clients and users of products and services, including mediating conflicts. Unaltered -.- Paragraph Four - The ombudsman's duties include the following activities: Unaltered -.- a) receiving, registering, instructing, analyzing and formally and properly dealing with complaints by clients and users of products and services of the Institutions under the “caput” of this Article, that are not resolved by the usual services offered by the branches or by any other service station; Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 38 b) providing necessary clarifications and replying to claimants in relation to the status of the complaints and of the solutions offered; Unaltered -.- c) informing the claimants on the waiting time for a final answer, which should not exceed ten (10) business days, and that may be extended, exceptionally and in a justified manner, only once, for an equal period, limiting the number of extensions to ten percent (10%) of total claims in the month, and the claimant must be informed of the reasons for the extension; Unaltered -.- d) forward a conclusive answer to the demand of the claimants within the period established in item "c"; Unaltered -.- e) proposing to the Board of Directors corrective or improvement measures for the procedures and routines based on the analyses of the complaints received; and Unaltered -.- f) prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit, in the end of each semester, a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in item "e", when existing, and keeping them informed on the result of the measures adopted by the institution's management to address them. Unaltered -.- Paragraph Five - In its absence or temporary disability, the Ombudsman shall be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In the case of vacancy, the Board shall appoint a replacement for the remaining term of office who shall complete the term of office of the replaced person. Unaltered -.- Paragraph Six - The Ombudsman may be dismissed by the Board of Directors at any time in cases of noncompliance with the obligations of his/her office or if he/she presents a performance that is less than what is expected by the Organization. Unaltered Paragraph Seven - The Company: Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 39 a) shall maintain adequate conditions for the functioning of the Ombudsman, as well as for his/her actions to be based on transparency, independence, impartiality and exemption; and Unaltered -.- b) shall ensure the Ombudsman's access to the information that is necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities. Unaltered -.- Section XI - Shareholders’ Meetings Unaltered -.- Article 22) The Annual and Special Shareholders’ Meetings shall be: Unaltered a) convened with at least one (1) month notice; Unaltered -.- b) conducted by the Chairman of the Board, or by his/her statutory substitute or even by a person appointed by the current Chairman, who shall invite one or more shareholders to act as Secretaries . Unaltered -.- Section XII – The Fiscal Year and Income Distribution Unaltered -.- Article 23) The fiscal year coincides with the civil year, ending on December 31. Unaltered Article 24) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year. The Board of Executive Officers, subject to approval by the Board of Directors, may determine the preparation of other balance sheets for shorter periods, including monthly balance sheets. Unaltered Artigo 25) The Net Income, as defined in Article 191 of Law No. 6,404/76, accounted for at least sixmonths in advance of the annual balance sheet shall be allocated in the following order: Unaltered I. constitution of the Legal Reserve ; Unaltered -.- II. constitution of the Reserves set forth in Articles 195 and 197 of aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 40 Board of Directors and resolved in a Shareholders’ Meeting; III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders’ equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Subsections I, II and III of the “caput” of Article 202 of the mentioned Law No. 6,404/76. Unaltered -.- Paragraph One - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, specially semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves. Unaltered -.- Paragraph Two - The Board of Executive Officers may, also, subject to approval by the Board, authorize the distribution of income to shareholders as interest on shareholders’ equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declaration of which is permitted by the foregoing paragraph or, further, in addition thereto. Unaltered -.- Paragraph Three - Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Subsection III of the “caput” of this Article. Unaltered -.- Articlo 26) The net income balance, recorded after the distributions provided for above, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at a Shareholders’ Meeting, one hundred percent (100%) may be allocated to the Profit Unaltered Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 41 Reserves – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital. Sole Paragraph - In the event that the Board of Executive Officers´ proposal regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders’ equity, in an amount in excess of the mandatory dividend established in Article 25, Subsection III, and/or retention of income pursuant to Article 196 of Law No. 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article shall be determined after the full deduction of each one of the allocations. Unaltered Section XIII – Signing of Indemnity Agreements Unaltered -.- Article 27 – Notwithstanding the possibility of purchasing the specific insurance to cover management risks, the Company may sign indemnity agreements on behalf of (i) members of the Board of Directors, Board of Executive Officers, Fiscal Council and advisory committees of the Company itself or of its subsidiaries, (ii) employees who exercise the role or position of management in the Company or its subsidiaries and (iii) people, employees or otherwise, who have been appointed by the Company to hold positions, whether statutory or not, in entities in which the Company participates as a partner, associate or sponsor (jointly or separately “Beneficiaries”), in order to pay for expenses, indemnities and other amounts incurred by them in connection with claims, inquiries, investigations, proceedings and arbitration, judicial or administrative proceedings, in Brazil or abroad, involving acts by the Beneficiaries in the regular exercise of their Unaltered Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 42 attributions or powers, established by the Company. Sole Paragraph – The Board of Directors shall be responsible for approving the rules, procedures, conditions and limitations to be observed for the signing and the execution of the indemnities agreements, as well as defining the persons with whom the indemnities agreements shall be drawn.. Unaltered -.- Special Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M. Table of Contents 43 Annual Shareholders´ Metting Agenda Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M. Table of Contents 44 Proposal to approve the Financial Statements and the management accounts for the 2025 fiscal year Dear shareholders, We are proposing the approval of the management accounts and documents dealt with in Article 133 of Law No. 6,404/76, related to the fiscal year ended on December 31, 2025, listed below: I. Management Report on the business and main administrative acts of the fiscal year ended; II. Financial Statements; III. Independent Auditors’ Report; IV. Fiscal Council’s Opinion; and V. Summary of the Audit Committee’s Report. In due course, we clarify that the referred documents: • were available, on February 5, 2026, to investors in Brazil (B3 S.A. - Brasil, Bolsa, Balcão - www.b3.com.br; and CVM – Brazilian Securities and Exchange Commission - www.cvm.gov.br) and to investors abroad (NYSE and LATIBEX) and, henceforth, they can be viewed on the websites mentioned above, as well as on Bradesco’s website (Home - Bradesco RI); and • will be published on February 7, 2026, in “Valor Econômico” newspaper. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 45 Proposal for the net income allocation of the fiscal year 2025 Dear shareholders, Taking into account that Bradesco obtained during the year ended on December 31, 2025 the net income of R$24,549,088,823.36, the Board of Directors hereby submits, for examination and resolution, a proposal to allocate it as follows: R$3,315,194,279.24 referring to the absorption of the initial adjustments upon implementation of CMN Resolutions No. 4,966/21 and 4,975/21, and subsequently allocation of R$1,061,694,727.20 for the "Profit Reserves - Legal Reserve" account”; R$5,672,927,305.24 for the "Profit Reserves - Statutory" account”; and R$14,499,272,511.68 for payment of interest on shareholders´ equity, of which R$7,599,272,511.68 were fully paid and R$6,900,000,000.00 will be paid, being R$3,000,000,000.00 up to 4.30.2026 and R$3,900,000,000.00 up to 7.31.2026, reaffirming that a new distribution of interest on equity/dividends related to 2025 will not be proposed to the Shareholders’ Meeting. Information required by Attachment A to CVM Resolution No. 81/22 1. Inform the net income of the year The net income for 2025 was R$24,549,088,823.36. 2. Inform the total amount and the amount per share of dividends, including prepaid dividends and interest on shareholders’ equity already declared Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 46 Description Amount (R$) Amount per common share (R$) Amount per preferred share (R$) Gross Net of IRRF Gross Net of IRRF Monthly Interest on Shareholders’ Equity paid from Feb/2025 to Jan/2026 2,299,272,511.68 0.206997912 0.175948224 0.227697708 0.193543056 Interim Interest on Shareholders’ Equity declared on 3.20.2025 and paid on 10.31.2025 2,300,000,000.00 0.207112492 0.176045619 0.227823742 0.193650180 Interim Interest on Shareholders’ Equity declared on 6.18.2025 and paid on 1.30.2026 3,000,000,000.00 0.270146729 0.229624720 0.297161402 0.252587192 Interim Interest on Shareholders’ Equity declared on 9.18.2025 to be paid until 4.30.2026 3,000,000,000.00 0.270146729 0.229624720 0.297161402 0.252587192 Supplementary Interest on Shareholders’ Equity declared on 12.18.2025 to be paid until 7.31.2026 3,900,000,000.00 0.351190748 0.298512136 0.386309823 0.328363349 Overall Amount of Interest on Shareholders’ Equity related to 2025 14,499,272,511.68 1.305594610 1.109755419 1.436154077 1.220730969 3. Inform the percentage of net income distributed for the year Description Amount (R$) Percentage Net Income for fiscal year 2025 24,549,088,823.36 Initial adjustments in the implementation of CMN Resolutions No. 4,966/21 and 4,975/21 3,315,194,279.24 Legal Reserve (1) 1,061,694,727.20 Basis of Calculation of Dividends/Interest on Shareholders’ Equity 20,172,199,816.92 Interest on Shareholders’ Equity Paid 7,599,272,511.68 Interest on Shareholders’ Equity to be Paid 6,900,000,000.00 Total Gross Interest on Shareholders’ Equity 14,499,272,511.68 Withholding Income Tax on Interest on Shareholders’ Equity(2) 2,174,890,876.75 Total Net Amount of Interest on Shareholders’ Equity 12,324,381,634.93 61.10% (1) it considers the absorption of the effects of initial implementation of CMN Resolutions No. 4,966/21 and 4,975/21 on January 1st, 2025. (2) Withholding Income Tax does not consider exempt/immune shareholders Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 47 4. Inform the overall amount and the amount per share of dividends distributed based on the income of previous years Not applicable. 5. Inform, deducting the dividends already paid and interest on shareholders’ equity already declared: a. The gross amount of dividends and interest on shareholders’ equity, separately, per share of each type and class Not applicable, given that no new dividends or interest on shareholders’ equity shall be declared. b. The method and term of payment of dividends and interest on shareholders’ equity Not applicable, given that no new dividends or interest on shareholders’ equity shall be declared. c. Any restatement and interest on dividends and interest on shareholders’ equity Not applicable, given that no new dividends or interest on shareholders’ equity shall be declared. d. Date of the statement of the payment of dividends and interest on shareholders’ equity considered for the identification of shareholders entitled to receive them Not applicable, given that no new dividends or interest on shareholders’ equity shall be declared. 6. If there has been a statement of dividends or interest on shareholders’ equity based on the net income recorded in the semiannual balance sheets or shorter periods a. Inform the amount of dividends or interest on shareholders’ equity already declared 1. R$2,299,272,511.68, relative to the Monthly Interest on Shareholders’ Equity, paid on the dates contained in the table of item b.1 below; 2. R$2,300,000,000.00, concerning the Interim Interest on Shareholders’ Equity declared on 3.20.2025 and paid on 10.31.2025; Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 48 3. R$3,000,000,000.00, concerning the Interim Interest on Shareholders’ Equity, declared on 6.18.2025 and paid on 1.30.2026; 4. R$3,000,000,000.00, concerning the Interim Interest on Shareholders’ Equity, declared on 9.18.2025 to be paid until 4.30.2026; and 5. R$3,900,000,000.00, relative to the Supplementary Interest on Shareholders’ Equity declared on 12.18.2025 to be paid until 7.31.2026. b. Inform the date of the respective payments 1. See the following table with payments, in the gross total amount of R$2,299,272,511.68, of the monthly interest on shareholders’ equity: Date of payment Month of which it concerns Amount per Share (R$) Common Preferred Gross Net Gross Net February 3, 2025 January 0.017249826 0.014662352 0.018974809 0.016128588 March 5, 2025 February April 1st, 2025 March May 2, 2025 April June 2, 2025 May July 1st, 2025 June August 1st, 2025 July September 1st, 2025 August October 1st, 2025 September November 3, 2025 October December 1st, 2025 November January 2, 2026 December 2. the amount relative to the Interim Interest on Shareholders’ Equity, in the amount of R$2.300.000.000.00, was paid on 10.31.2025; 3. the amount relative to the Interim Interest on Shareholders’ Equity, in the amount of R$3,000,000,000.00, was paid on 1.30.2026; 4. the amount relative to the Interim Interest on Shareholders’ Equity, in the amount of R$3,000,000,000.00, will be paid until 4.30.2026; 5. the amount concerning the Supplementary Interest on Shareholders’ Equity, in the amount of R$3,900,000,000.00, will be paid until 7.31.2026. 7. Provide a comparative table showing the following amounts per each type and class of share: Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 49 a. Net income for the year and of the three (3) previous years Year 2025 2024 2023 2022 Amount R$ 2.32 1.80 1.42 1.95 b. Dividends and interest on shareholders’ equity distributed in the three (3) previous years Year 2024 Per share (gross) - (R$) Amount (R$) paid Gross Withholding Income Tax (IRRF) (15%) Amount (R$) paid Common Preferred Net Monthly Interest on Shareholders’ Equity paid from February/2024 to January/2025 0.206998 0.227698 2,307,588,675.69 346,138,301.35 1,961,450,374.34 Interim Interest on Shareholders’ Equity declared on 6.6.2024 and paid on 1.31.2025 0.359141 0.395055 4,000,000,000.00 600,000,000.00 3,400,000,000.00 Interim Interest on Shareholders’ Equity declared on 9.19.2024 to be paid until 4.30.2025 0.179571 0.197528 2,000,000,000.00 300,000,000.00 1,700,000,000.00 Supplementary Interest on Shareholders’ Equity declared on 12.19.2024 to be paid until 7.31.2025 0.267251 0.293976 2,975,700,000.00 446,355,000.00 2,529,345,000.00 Total accrued on December 31, 2024 1.012960 1.114257 11,283,288,275.69 1,692,493,301.35 9,590,795,374.34 Year 2023 Per share (gross) - (R$) Amount (R$) paid Gross Withholding Income Tax (IRRF) (15%) Amount (R$) paid Common Preferred Net Monthly Interest on Shareholders’ Equity paid from February/2023 to January/2024 0.206998 0.227697 2,312,803,789.58 346,920,568.44 1,965,883,221.14 Interim Interest on Shareholders’ Equity declared on 6.15.2023 and paid on 7.6.2023 0.178997 0.196896 2,000,000,000.00 300,000,000.00 1,700,000,000.00 Interim Interest on Shareholders’ Equity declared on 12.11.2023 and paid on 1.2.2024 0.178997 0.196896 2,000,000,000.00 300,000,000.00 1,700,000,000.00 Supplementary Interest on Shareholders’ Equity declared on 12.11.2023 and paid on 6.28.2024 0.447314 0.492045 4,998,000,000.00 749,700,000.00 4,248,300,000.00 Total accrued on December 31, 2023 1.012306 1.113537 11,310,803,789.58 1,696,620,568.44 9,614,183,221.14 Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 50 Year 2022 Per share (gross) - (R$) Amount (R$) paid Gross Withholding Income Tax (IRRF) (15%) Amount (R$) paid Common Preferred Net Monthly Interest on Shareholders’ Equity paid from February/2022 to January/2023 0.206998 0.227698 2,246,160,221.07 336,924,033.16 1,909,236,187.91 Interim Interest on Shareholders’ Equity declared on June 9, 2022 and paid on June 30, 2022 0.178723 0.196595 2,000,000,000.00 300,000,000.00 1,700,000,000.00 Supplementary Interest on Shareholders’ Equity declared on December 26, 2022 and paid on March 8, 2023 0.530369 0.583406 5,926,000,000.00 888,900,000.00 5,037,100,000.00 Total accrued on December 31, 2022 0.916090 1.007699 10,172,160,221.07 1,525,824,033.16 8,646,336,187.91 8. In the event of allocation of income to the legal reserve a. Identify the amount allocated to the legal reserve The amount allocated to the legal reserve was R$1,061,694,727.20. b. Explain in detail the method of calculation of the legal reserve The allocation of a portion of the net income to the legal reserve is determined by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital. The value correspondent to five percent (5%) of the net income for fiscal year 2025, in the amount of R$1,061,694,727.20, was allocated to the establishment of the legal reserve. On December 31, 2025, the balance of the legal reserve was R$15,356,672,478.80, equivalent to approximately 17.63% of the paid-in capital of the Company on the same date. 9. If the Company owns preferred shares entitled to fixed or minimum dividends a. Describe the method for calculation of fixed or minimum dividends The Company has no preferred shares entitled to fixed or minimum dividends. b. Inform as to whether the income for the year is sufficient for full payment of fixed or minimum dividends The Company has no preferred shares entitled to fixed or minimum dividends. c. Identify whether any unpaid installment is cumulative The Company has no preferred shares entitled to fixed or minimum dividends. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 51 d. Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares The Company has no preferred shares entitled to fixed or minimum dividends. e. Identify the fixed or minimum dividends to be paid for each class of preferred shares The Company has no preferred shares entitled to fixed or minimum dividends. 10. In relation to the mandatory dividend a. Describe the method of calculation provided in the Bylaws The method of calculation is provided in the Articles 24 and 25 of the Bylaws, transcribed as follows: “Article 24) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year, as permitted for the Board of Executive Officers, upon approval by the Board of Directors, to determine the preparation of other balance sheets, at shorter periods, including monthly ones. Article 25) The Net Income, as defined in Article 191 of the Law No. 6,404/76 being noted, in each semester or annual balance sheet, in the following order: I. constitution of the Legal Reserve; II. constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting; III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to the interim dividends and/or the interest on shareholders’ equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Items I, II and III of Article 202 of the mentioned Law No. 6,404/76. Paragraph One - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, particularly semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves. Paragraph Two - The Board of Executive Officers may, also, subject to approval by the Board of Directors, authorize the distribution of income to shareholders as interest Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 52 on shareholders’ equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declarations of which are permitted by the foregoing paragraph or, further, in addition thereto. Paragraph Three - Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), pursuant to Section III of the main provision of this Article.” b. Inform whether it is being fully paid The mandatory dividend is being fully paid. c. Inform the amount eventually withheld The Company has no dividends withheld. 11. If the mandatory dividend is retained due to the Company’s financial situation a. Inform the amount withheld There shall be no withholding of any amount relating to the mandatory dividend. b. Describe, in detail, the financial situation of the Company, including aspects related to the analysis of liquidity, working capital and positive cash flows There shall not be withholding of any amount relative to the mandatory dividend. c. Justify the withholding of dividends There shall not be withholding of any amount relative to the mandatory dividend. 12. If there is allocation of income to the reserve for contingencies a. Identify the amount allocated to the reserve There is no proposal for the allocation of the net income to the reserve for contingencies. b. Identify the loss that is considered probable and its cause There is no proposal for the allocation of the net income to the reserve for contingencies. c. Explain why the loss was considered probable There is no proposal for the allocation of the net income to the reserve for contingencies. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 53 d. Justify the reserve There is no proposal for the allocation of the net income to the reserve for contingencies. 13. If there is the allocation of income to the profit reserves to be realized a. Inform the amount allocated to the profit reserves to be realized There is no proposal for the allocation of net income to the profit reserves to be realized. b. Inform the nature of unrealized income that originated the reserve There is no proposal for the allocation of net income to the profit reserves to be realized. 14. If there is an allocation of income to the statutory reserves a. Describe the statutory clauses that establish the reserve Pursuant to the legislation, Article 26 of the Bylaws establishes that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved in a Shareholders’ Meeting, when one hundred percent (100%) may be allocated to the Profits Reserve – Statutory, aiming at maintaining the operating margin compatible with the development of the Company’s operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital. Should the Board of Executive Officers’ proposal on the allocation to be given to net income for the year include a distribution of dividends and/or payment of interest on shareholders’ equity in an amount greater than the mandatory dividend set forth in Article 25, item III, of the bylaws, and/or include the retention of income pursuant to Article 196 of Law No. 6,404/76, the net income balance for the purpose of establishing this reserve shall be determined after the full deduction of these allocations. b. Identify the amount allocated to the reserve The amount allocated to the reserve is R$5,672,927,305.40. c. Describe how the amount was calculated The amount of R$5,672,927,305.40 is the result of the Net Income allocation for the fiscal year, deducted from the Legal Reserve and from Interest on shareholders’ equity and dividends paid to the shareholders, as shown below: Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 54 Description Amount (R$) Net Income for the fiscal year 2025 24,549,088,823.36 Initial adjustments in the implementation of CMN Resolutions No. 4,966/21 and 4,975/21 (3,315,194,279.24) Legal Reserve (1) (1,061,694,727.20) Interest on Shareholders’ Equity Paid (7,599,272,511.68) Interest on Shareholders’ Equity to be Paid (6,900,000,000.00) Amount Allocated to the Statutory Reserves 5,672,927,305.24 (1) it considers the absorption of the effects of initial implementation of CMN Resolutions No. 4,966/21 and 4,975/21 on January 1st, 2025. 15. If there is withholding of the income provided in the capital budget a. Identify the amount withheld There is no proposal for the withholding of income provided in the capital budget. b. Provide a copy of the capital budget There is no proposal for the withholding of income provided in the capital budget. 16. If there is an allocation of income to the tax incentive reserve a. Inform the amount allocated to the reserve There is no proposal for allocation of net income to the tax incentive reserve. b. Explain the nature of the allocation There is no proposal for allocation of net income to the tax incentive reserve. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M. Table of Contents 55 Proposal to elect members for the Board of Directors Candidates appointed by the controlling shareholders to compose the Board of Directors Dear shareholders, The controlling shareholders of Banco Bradesco S.A., represented according to their Bylaws, hereby submit, for examination and resolution, observing the provisions of the head of Article 8 of the Company’s Bylaws, proposal that the Company’s Board of Directors be composed of 11 (eleven) members, for the term from March 2026 to March 2028. They also propose the reelection of the following professionals: Non-executive Board members Luiz Carlos Trabuco Cappi, Brazilian, widower, in a stable union, Board Member, Identity Card 5.284.352-X/SSP-SP, Individual Taxpayer's ID 250.319.028/68; Alexandre da Silva Glüher, Brazilian, married, Board Member, Identity Card 57.793.933- 6/SSP-SP, Individual Taxpayer's ID 282.548.640/04 Denise Aguiar Alvarez, Brazilian, divorced, Board Member, Identity Card 5.700.904-1/SSPSP, Individual Taxpayer's ID 032.376.698/65 Rogério Pedro Câmara, Brazilian, married, Board Member, Identity Card 16.247.624- 3/SSP-SP, Individual Taxpayer's ID 063.415.178/90 Maurício Machado de Minas, Brazilian, married, Board Member, Identity Card 7.975.904- X/SSP-SP, Individual Taxpayer's ID 044.470.098/62 Rubens Aguiar Alvarez, Brazilian, married, Board Member, Identity Card 13.129.521-4/SSPSP, Individual Taxpayer's ID 136.527.778/08 Ivan Luiz Gontijo Júnior, Brazilian, married, Board Member, Identity Card 04140111-8/IFPRJ, Individual Taxpayer's ID 770.025.397/87 Independent Board members Paulo Roberto Simões da Cunha, Brazilian, married, Board Member, Identity Card 4.840.176-6/SSP-SP, Individual Taxpayer's ID 567.047.048/68 Denise Pauli Pavarina, Brazilian, divorced, in a stable union, Board Member, Identity Card 11.974.549-5/SSP-SP, Individual Taxpayer's ID 076.818.858-03 Regina Helena Jorge Nunes, Brazilian, married, Board Member, Identity Card 13.021.543- 0/SSP-SP, Individual Taxpayer's ID 112.946.628/05 Paulo Rogério Cafarelli, Brazilian, married, Board Member, Identity Card 3.381.390-2/SSPPR, Individual Taxpayer's ID 442.887.279-87 Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 56 The controlling shareholders clarify that their appointed candidates filed, at Bradesco's headquarters, statements, under penalty of law, that they fulfill the eligibility preconditions, pursuant to Articles 146 and 147 of Law No. 6,404/76 and to Resolution No. 4,970/21, of the National Monetary Council. In addition to the statements above mentioned, the candidates Paulo Roberto Simões da Cunha, Denise Pauli Pavarina, Regina Helena Jorge Nunes and Paulo Rogério Cafarelli have also presented statements verifying their fitting in the independence criteria. If their nominations are approved, all candidates shall have their names submitted to the Central Bank of Brazil for approval, upon which they shall take office for a term of two (2) years, to be extended up to the installation of the new Board Members to be elected at the Annual Shareholders´ Meeting to be held in 2028. Finally, the Company states that: • the election of the members of the Board of Directors shall take place through individual vote; • the number of members above mentioned may be increased by a decision to be taken by the shareholders at the same Shareholders´ Meeting in the following cases: • in case of a requirement for the adoption of the multiple voting system that complies with the applicable legal and regulatory requirements (head and Paragraph One of Article 141 of Law No. 6,404/76 and CVM Resolution No. 70/22); or • in case the minority shareholders exercise their right to elect member for the Board of Directors in a separate vote, provided that the requirements in Paragraphs Four to Six of Article 141 of Law No. 6,404/76 be fulfilled; • in accordance with the provisions in Article 110 of Law No. 6,404/76, which provides that "each common share corresponds to 1 (one) vote in the deliberations of the Shareholders’ Meeting", in case the adoption of the multiple vote process is required and if there is also a nomination of candidates for the separate election process, the common shareholder may will not participate of both voting processes with the same share. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 57 Next, additional information of the candidates appointed for the Board of Directors by the controlling shareholders, in accordance with the Items 7,3 to 7,6 of Attachment C of CVM Instruction No. 80/22. Term of office: two (2) years, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2026. Elected by the controller: Yes Independent Members: The members of the Board of Directors, Paulo Roberto Simões da Cunha and Denise Pauli Pavarina, are independent members elected by the controller and made statements attesting their placements regarding the criteria of independence established in CVM Resolution No. 168/2022. Description of any of the following events that have occurred during the last 5 years: i. criminal conviction; ii. conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied; iii. conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity. None of the members of the Board of Directors is involved in the convictions contained in items i, ii and iii above. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 58 LUIZ CARLOS TRABUCO CAPPI date of birth: 10.6.1951 profession: Banking Professional CPF No. (Tax ID) or Passport No.: 250.319.028-68 election position held: Chairman of the Board of Directors date of election: 3.11.2024 date that office was taken: 5.10.2024 start date of the first term of office if the administrator has been serving consecutive terms of office 3.10.2009 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Chairman of the Board of Directors (Non-Executive Board Member) • BBD Participações S.A. Chairman of the Board of Directors and Chief Executive Officer • Nova Cidade de Deus Participações S.A. Chief Executive Officer • Bradespar S.A. Chairman of the Board of Directors • Fundação Bradesco Chairman of the Managing Board and Chief Executive Officer • Cidade de Deus – Companhia Comercial de Participações Chairman of the Board of Directors and Chief Executive Officer • NCF Participações S.A. Chairman of the Board of Directors. • Bradesco Auto/RE Companhia de Seguros Chairman of the Board of Directors • Bradesco Capitalização S.A. Chairman of the Board of Directors • Bradesco Leasing S.A. – Arrendamento Mercantil. Chairman of the Board of Directors • Bradesco Saúde S.A. Chairman of the Board of Directors • Bradesco Vida e Previdência S.A. Chairman of the Board of Directors • Bradseg Participações S.A. Chairman of the Board of Directors • BSP Empreendimentos Imobiliários S.A. Chairman of the Board of Directors • Companhia Brasileira de Gestão de Serviços – Orizon Member of the Board of Directors • Elo Participações S.A. Member of the Board of Directors • Fleury S.A. Effective Member of the Board of Directors • Next Tecnologia e Serviços Digitais S.A. From 3.31.2020 to 4.28.2023 – Chairman of the Board of Directors • Bitz Instituição de Pagamento From 1.16.2020 to 9.20.2024 – Chairman of the Board of Directors ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 59 ALEXANDRE DA SILVA GLÜHER date of birth: 8.14.1960 profession: Banking Professional CPF No. (Tax ID) or Passport No.: 282.548.640-04 election position held: Vice-Chairman of the Board of Directors date of election: 3.11.2024 date that office was taken: 5.10.2024 start date of the first term of office if the administrator has been serving consecutive terms of office 3.12.2018 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Vice-Chairman of the Board of Directors • BBD Participações S.A. Vice-Chairman of the Board of Directors and Vice-President • Nova Cidade de Deus Participações S.A. Vice-President Director • Fundação Bradesco Vice-Chairman of the Managing Board and Vice-President Director • Cidade de Deus – Companhia Comercial de Participações Vice-Chairman of the Board of Directors and Vice-President • NCF Participações S.A. Vice-Chairman of the Board of Directors. • Bradesco Bank Chairman of the Board of Directors • Bradesco Auto/RE Companhia de Seguros Member of the Board of Directors • Bradesco Capitalização S.A. Member of the Board of Directors • Bradesco Leasing S.A. – Arrendamento Mercantil Vice-Chairman of the Board of Directors • Bradesco Saúde S.A. Member of the Board of Directors • Bradesco Vida e Previdência S.A. Member of the Board of Directors • Bradseg Participações S.A. Member of the Board of Directors • BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors • Bradespar S.A. Vice-Chairman of the Board of Directors • Next Tecnologia e Serviços Digitais S.A. From 8.31.2022 to 4.28.2023 Vice-Chairman of the Board of Directors • Banco Digio S.A. From 3.25.2022 to 4.30.2024 – Member of the Board of Directors • Bitz Instituição de Pagamento S.A. From 8.31.2022 to 9.19.2024 – Vice-Chairman of the Board of Directors ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 60 DENISE AGUIAR ALVAREZ date of birth: 1.24.1958 profession: Educator CPF No. (Tax ID) or Passport No.: 032.376.698-65 election position held: Member of the Board of Directors date of election: 3.11.2024 date that office was taken: 5.10.2024 start date of the first term of office if the administrator has been serving consecutive terms of office 2.12.1990 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Member of the Board of Directors (Non-Executive Board Member) • BBD Participações S.A. Member of the Board of Directors • Fundação Bradesco Member of the Managing Board and Officer • Cidade de Deus-Companhia Comercial de Participações Member of the Board of Directors and Officer • Bradespar S.A. Member of the Board of Directors • BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors • Bradseg Participações S.A. 6.18.2018 to 7.20.2020 – Member of the Board of Directors ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 61 MAURÍCIO MACHADO DE MINAS date of birth: 7.1.1959 profession: Banking Professional CPF No. (Tax ID) or Passport No.: 044.470.098-62 election position held: Member of the Board of Directors date of election: 3.11.2024 date that office was taken: 5.10.2024 start date of the first term of office if the administrator has been serving consecutive terms of office 3.12.2018 Main professional experiences during the last 5 years, highlighting positions and roles held i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Member of the Board of Directors (Non-Executive Board Member). • BBD Participações S.A. Member of the Board of Directors. • Nova Cidade de Deus Participações S.A. Officer • Fundação Bradesco Member of the Managing Board and Officer • Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors and Officer • NCF Participações S.A. Member of the Board of Directors • Bradesco Bank Vice-Chairman of the Board of Directors and Officer • Bradesco Auto/RE Companhia de Seguros Member of the Board of Directors • Bradesco Capitalização S.A. Member of the Board of Directors • Bradesco Vida e Previdência S.A. Member of the Board of Directors • Bradesco Saúde S.A. Member of the Board of Directors • Bradesco Leasing S.A. – Arrendamento Mercantil Member of the Board of Directors • BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors • Bradseg Participações S.A. Member of the Board of Directors • CPM Holdings Limited Member of the Board of Directors • Bradespar S.A. Member of the Board of Directors • Companhia Brasileira de Gestão de Serviços – Orizon Chairman of the Board of Directors • Fleury S.A. Alternate Member of the Board of Directors • Odontoprev S.A. Alternate Member of the Board of Directors • Banco Digio S.A. From 3.25.2022 to 4.30.2024 – Member of the Board of Directors • Bitz Instituição de Pagamento S.A. From 1.16.2020 to 9.20.2024 – Member of the Board of Directors • Next Tecnologia e Serviços Digitais S.A. From 3.31.2020 to 4.28.2023 Member of the Board of Directors ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 62 RUBENS AGUIAR ALVAREZ date of birth: 10.23.1972 profession: Economist CPF No. (Tax ID) or Passport No.: 136.527.778-08 election position held: Member of the Board of Directors date of election: 3.11.2024 date that office was taken: 5.13.2024 start date of the first term of office if the administrator has been serving consecutive terms of office 5.4.2021 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Member of the Board of Directors (Non-Executive Board Member) • Bradespar S.A. Member of the Board of Directors • Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors and Officer • Fundação Bradesco Member of the Managing Board and Officer ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 63 ROGÉRIO PEDRO CÂMARA date of birth: 10.5.1963 profession: Banking Professional CPF No. (Tax ID) or Passport No.: 063.415.178-90 election position held: Member of the Board of Directors date of election: 3.10.2025 date that office was taken: 11.25.2025 start date of the first term of office if the administrator has been serving consecutive terms of office 9.19.2024 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Member of the Board of Directors • Fundação Bradesco Member of the Managing Board and Officer • NCF Participações S.A. Member of the Board of Directors • Nova Cidade de Deus Participações S.A. Officer • Cidade de Deus – Companhia Comercial de Participações Member of the Board of Directors • Alelo Instituição de Pagamento S.A. Member of the Board of Directors • Bradesco Capitalização S.A. Member of the Board of Directors • Bradesco Vida e Previdência S.A. Member of the Board of Directors • Bradescard Elo Participações S.A. From 4.23.2021 to 4.30.2024 – Managing Officer • Companhia Securitizadora de Créditos Financeiros Rubi From 4.26.2023 to 4.30.2024 – Managing Officer • Quixaba Empreendimentos e Participações Ltda. From 4.25.2023 to 4.29.2024 – Managing Officer • Aranaú Holdings S.A. From 4.26.2023 to 4.29.2024 – Vice-President Director • Kartra Participações Ltda. From 4.25.2023 to 4.30.2024 – Managing Officer • Bradesco Leasing S.A. – Arrendamento Mercantil From 4.28.2021 to 9.19.2024 - Vice- President • Banco Digio S.A. From 4.28.2023 to 4.30.2024 - Vice-Chairman of the Board of Directors • Bitz Instituição de Pagamento S.A. From 10.17.2022 to 9.19.2024 – Managing Officer • Next Tecnologia e Serviços Digitais S.A. From 4.25.2024 to 9.19.2024 – Executive Officer • Bradesco Holding de Investimentos S.A. 3.31.2021 a 4.17.2024 - Vice-President Director • Banco Bradescard S.A. 4.30.2021 to 4.28.2023 - Vice-President Director • Kirton Bank S.A. – Banco Múltiplo 4.28.2021 to 4.28.2023 - Vice-President Director • Banco Bradesco BBI S.A. 4.26.2021 to 4.28.2023 - Vice-President Director • Banco Bradesco BERJ S.A. 4.28.2021 to 4.28.2023 - Vice-President Director • Banco Losango S.A. – Banco Múltiplo 4.28.2021 to 4.28.2023 - Vice-President Director • BEM – Distribuidora de Títulos e Valores Mobiliários Ltda. 4.28.2021 to 4.28.2023 - Vice-President Director • Bradesco Administratora de Consórcios Ltda. 4.28.2021 to 4.28.2023 - Vice-President Director • Ágora Investimentos S.A. 4.30.2021 to 4.27.2023 - Vice-President Director Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 64 • Banco Bradesco Financiamentos S.A. 4.29.2021 to 4.28.2023 - Managing Officer ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. IVAN LUIZ GONTIJO JÚNIOR date of birth: 10.8.1958 profession: Lawyer CPF No. (Tax ID) or Passport No.: 770.025.397-87 election position held: Member of the Board of Directors date of election: - date that office was taken: - start date of the first term of office if the administrator has been serving consecutive terms of office - Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Bradesco Auto/RE Companhia de Seguros Member of the Board of Directors • Bradesco Capitalização S.A. Member of the Board of Directors • Bradesco Vida e Previdência S.A. Member of the Board of Directors • Bradesco Gestão de Saúde S.A. CEO • Bradseg Participações S.A. Vice-Chairman of the Board of Directors • Bradesco SegPrev Investimentos Ltda. CEO • Bradesco Seguros S.A. CEO • Bradseg Participações S.A. CEO • BSP Affinity Ltda. CEO • BSP Empreendimentos Imobiliários S.A. Member of the Board of Directors ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 65 PAULO ROBERTO SIMÕES DA CUNHA date of birth: 5.27.1950 profession: Accountant CPF No. (Tax ID) or Passport No.: 567.047.048-68 election position held: Independent Member of the Board of Directors date of election: 3.11.2024 date that office was taken: 5.11.2024 start date of the first term of office if the administrator has been serving consecutive terms of office 1.14.2021 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Independent Member of the Board of Directors ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 66 DENISE PAULI PAVARINA date of birth: 4.14.1963 profession: Financial Advisor CPF No. (Tax ID) or Passport No.: 076.818.858-03 election position held: Independent Member of the Board of Directors date of election: 3.11.2024 date that office was taken: 5.11.2024 start date of the first term of office if the administrator has been serving consecutive terms of office 3.10.2022 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Independent Member of the Board of Directors. ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 67 REGINA HELENA JORGE NUNES date of birth: 10.4.1965 profession: Business Administrator CPF No. (Tax ID) or Passport No.: 112.946.628-05 election position held: - date of election: - date that office was taken: - start date of the first term of office if the administrator has been serving consecutive terms of office - Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Atlântica D’or (Pacífico Holding Imobiliária Hospitalar S.A. e Pacífico Operações Hospitalares S.A.). Independent Member of the Board of Directors and President/Coordinator of the Audit and Risk Committee • Iberdrola S.A. Independent Member of the Board of Directors and President/Coordinator of the Audit and Risk Committee • Cielo S.A. De abril/2022 a março/2025 - Independent Member of the Board of Directors • S&P Global Ratings. From 2011 to 2018 General Officer – Brazil and Argentina. From 2011 to 2018 - Regional Leader Latin America South. From 2015 to 2018 - Co-Head America South. From 2015 to 2018 - Global Strategy for Emerging Markets (Asia, Eastern Europe, Middle East, Africa). From 1998 to 1999 - Strategy and Product Development Leader – Brazil. ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 68 PAULO ROGÉRIO CAFFARELLI date of birth: 9.19.1965 profession: Banking Professional CPF No. (Tax ID) or Passport No.: 442.887.279-87 election position held: - date of election: - date that office was taken: - start date of the first term of office if the administrator has been serving consecutive terms of office - Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Suzano S.A. Conselheiro Independente do Conselho de Administração • Cateno Gestão de Contas de Pagamento S.A From 2018 to 2021 – Chairman of the Board of Directors • Banco BBC Digital/Grupo Simpar. From October/2021 – June/2025 – CEO • Cielo S.A. From November/2018 to May/2021 – CEO • Banco do Brasil S.A. From May/2016 to October/2018 – CEO • Companhia Siderúrgica Nacional (CSN). From February/2015 to May/2016 – Executive Corporate Officer • MINISTÉRIO DA FAZENDA. From February/2014 to February/2015 – Executive Secretary ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M. Table of Contents 69 Items 7.4, 7.5, and 7.6 of Annex C of CVM Resolution No. 80/22 and subsequent amendments apply to all candidates nominated to serve on the Board of Directors, regardless of who nominated them: 7.4 Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the risk , financial and remuneration committees, even if such committees or structures are not statutory: Audit Committee Name Date of Birth Profession CPF No. Position Date of Appointment Date that office was taken Term of office Start date of the first term of office Amaro Luiz de Oliveira Gomes April 25, 1963 Accountant 289.272.301-91 Financial Expert February 20, 2025 May 6, 2025 March 2, 2026 January 14, 2021 Paulo Ricardo Satyro Bianchini September 11, 1955 Business Administrator 666.764.448- 87 Member November 27, 2025 - 2 (two) Years October 3, 2018 Antonio José da Barbara December 21, 1968 Banking Professional 083.858.728-33 Member February 20, 2025 May 5,2025 February 20, 2027 February 20, 2025 Rogério Pedro Câmara October 5, 1963 Banking Professional 063.415.178-90 Coordinator Peding approval of Central Bank February 4, 2026 2 (two) Years February 4, 2026 Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M. Table of Contents 70 Remuneration Committee Name Date of Birth Profession CPF No. Position Date of Appointment Date that office was taken Term of office Start date of the first term of office Alexandre da Silva Glüher August 14, 1960 Banking Professional 282.548.640-04 Coordinator March 21, 2024 March 21, 2024 Until the 1st meeting of the Board of Directors to be held after Annual Shareholders’ Meeting of 2026 February 25, 2021 Mauricio Machado de Minas July 1, 1959 Banking Professional 044.470.098-62 Member February 25, 2021 Fabio Augusto Iwasaki June 3, 1976 Banking Professional 022.058.549-09 Non-manager member January 2, 2020 Risk Committee Name Date of Birth Profession CPF No. Position Date of Appointment Term of office Start date of the first term of office Maurício Machado de Minas July 1, 1959 Banking Professional 044.470.098-62 Member, acting as Coordinator March 21, 2024 Not stated April 20, 2020 Paulo Roberto Simões da Cunha May 27, 1950 Accountant 567.047.048-68 Member March 21, 2024 March 17, 2022 Rogério Pedro Câmara October 5, 1963 Banking Professional 063.415.178-90 September 19, 2024 September 19, 2024 Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M. Table of Contents 71 Item 7.5 – Information on the existence of a marital relationship, stable union or kinship up to the second degree related to: a) issuer’s managers: Ms. Denise Aguiar Alvarez is the sister of Mr. Rubens Aguiar Alvarez; they are both Members of the Board of Directors. b) (i) issuer’s managers and (ii) subsidiaries’ managers, directly or indirectly bound to the issuer: None. c) (i) issuer’s managers and the managers of their directly or indirectly held subsidiaries and (ii) issuer’s direct or indirect controllers: None. d) (i) issuer’s managers and (ii) managers of the issuer’s direct or indirect controllers: None. Item 7.6 – Information on subordination, service provision or control relationships maintained in the last three fiscal years between the issuer’s directors and: a) company controlled, direct or indirectly, by the issuer, except for those in which the issuer holds, direct or indirectly, a share equal to or greater than 99% (ninety-nine percent) of the share capital: According to the criteria adopted by Bradesco, wholly-owned subsidiaries are those companies considered as listed in the Corporate Organization Chart, available on the Bradesco IR website / Corporate Governance Section / Shareholding Structure (Principais_Controladas_e_Coligadas- ENG.jpg (1153×1361) (bradescori.com.br). Such companies, although Bradesco does not hold the entire share capital, in practice, are managed as wholly owned subsidiaries, by the following characteristics: • They are business corporations of a private limited partnership; • They have a minority interest of less than 1%; and • The Organization elects all members of Management. b) direct or indirect controlling company of the issuer: Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 72 • Outside members of the Board of Directors LUIZ CARLOS TRABUCO CAPPI 2023 2024 2025 BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller Chairman of the Board of Directors and Chief Executive Officer Chairman of the Board of Directors and Chief Executive Officer Chairman of the Board of Directors and Chief Executive Officer Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller Chairman of the Board of Directors and Chief Executive Officer Chairman of the Board of Directors and Chief Executive Officer Chairman of the Board of Directors and Chief Executive Officer Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller Chairman of the Managing Board and Chief Executive Officer Chairman of the Managing Board and Chief Executive Officer Chairman of the Managing Board and Chief Executive Officer NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller Chairman of the Board of Directors Chairman of the Board of Directors Chairman of the Board of Directors Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller Chief Executive Officer Chief Executive Officer Chief Executive Officer ALEXANDRE DA SILVA GLÜHER 2023 2024 2025 BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller Member of the Board of Directors Vice-Chairman of the Board of Directors and Vice-President Vice-Chairman of the Board of Directors and Vice- President Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller Member of the Board of Directors Vice-Chairman of the Board of Directors and Vice-President Vice-Chairman of the Board of Directors and Vice- President Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller Member of the Managing Board and Managing Officer Vice-Chairman of the Managing Board and Vice-President Vice-Chairman of the Managing Board and Vice- President NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller Member of the Board of Directors Vice-Chairman of the Board of Directors Vice-Chairman of the Board of Directors Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller Officer Vice-President Vice-President Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 73 DENISE AGUIAR ALVAREZ 2023 2024 2025 BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller Member of the Board of Directors Member of the Board of Directors Member of the Board of Directors Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller Member of the Board of Directors and Officer Member of the Board of Directors and Officer Member of the Board of Directors and Officer Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller Member of the Managing Board and Deputy Officer Member of the Managing Board and Officer Member of the Managing Board and Officer MAURICIO MACHADO DE MINAS 2023 2024 2025 BBD Participações S.A. CNPJ 07.838.611/0001-52 Indirect Controller Member of the Board of Directors Member of the Board of Directors Member of the Board of Directors Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller Member of the Board of Directors Member of the Board of Directors and Officer Member of the Board of Directors and Officer Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller Member of the Managing Board and Managing Officer Member of the Managing Board and Officer Member of the Managing Board and Officer NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller Member of the Board of Directors Member of the Board of Directors Member of the Board of Directors Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller Officer Officer Officer RUBENS AGUIAR ALVAREZ 2023 2024 2025 Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller Member of the Board of Directors and Officer Member of the Board of Directors and Officer Member of the Board of Directors and Officer Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller Member of the Managing Board and Deputy Officer Member of the Managing Board and Officer Member of the Managing Board and Officer Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 74 ROGÉRIO PEDRO CÂMARA 2023 2024 2025 Cidade de Deus - Companhia Comercial de Participações CNPJ 61.529.343/0001-32 Direct Controller Member of the Board of Directors Member of the Board of Directors Member of the Board of Directors Fundação Bradesco CNPJ 60.701.521/0001-06 Direct Controller Member of the Managing Board Member of the Managing Board and Officer Member of the Managing Board and Officer NCF Participações S.A. CNPJ 04.233.319/0001-18 Direct Controller Vice-President Member of the Board of Directors Member of the Board of Directors Nova Cidade de Deus Participações S.A. CNPJ 04.866.462/0001-47 Indirect Controller Officer Officer Officer c) if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary, or controlling or subsidiaries of any of these people: None. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 75 Candidates appointed by the controlling shareholders to compose the Fiscal Council Dear shareholders, Article 18 of the Company's Bylaws and Article 2 of the Internal Charter of the Fiscal Council inform that the Body shall be composed of three (3) to five (5) effective members and an equal number of alternates, shareholders or not. The controlling shareholders of the Company hereby present to you their nominees to compose the Fiscal Council, all with 1-year term of office, until the Annual Shareholders’ Meeting to be held in 2027: a) as effective members: José Maria Soares Nunes, Brazilian, divorced, in stable union, accountant, Identity Card 10.729.603-2/SSP-SP, Individual Taxpayer's ID 001.666.878/20 Joaquim Caxias Romão, Brazilian, married, lawyer, OAB/SP No. 181.860, Individual Taxpayer's ID 010.264.668/65 Ava Cohn, Brazilian, married, business administration, Identity Card 11.073.381-2/SSP-SP, Individual Taxpayer's ID 090.196.928-10 b) as alternates of the members above mentioned, respectively, Messrs.: Marcos Aparecido Galende, Brazilian, married, accountant, Identity Card 16.632.310-X/SSP-SP, Individual Taxpayer's ID 089.419.738-05 Joaquim Kiyoshi Kavakama, Brazilian, married, engineer, Identity Card 8.660.082-5/SSP-SP, Individual Taxpayer's ID 013.782.508/00 Vicente Carmo Santo, Brazilian, married, business administrator, Identity Card 10.832.195-2/SSPSP, Individual Taxpayer's ID 011.316.688/55 All the candidates appointed filed at the Company’s headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 76 Next, additional information of the abovementioned candidates, in accordance with the Items 7,3 to 7,6 of Attachment C of CVM Instruction No. 80/22. Term of Office: Up until the 2026 Annual Shareholders’ Meeting Description of any of the following events that have occurred during the last 5 years: i. criminal conviction; ii. conviction in administrative proceedings of the CVM, of the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied; iii. conviction judged in a court of last resort, in the judicial sphere or object of administrative final decision, that has suspended or disabled it for the practice of any professional or commercial activity. None of the members of the Fiscal Council, elected by the controlling shareholders, is involved in the convictions contained in items i, ii and iii above. JOSÉ MARIA SOARES NUNES date of birth: 4.11.1958 profession: Accountant CPF No. (Tax ID) or Passport No.: 001.666.878-20 election position held: Effective Member of the Fiscal Council date of election: 3.10.2025 date that office was taken: 5.14.2025 start date of the first term of office if the administrator has been serving consecutive terms of office 3.10.2014 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Effective Member of the Fiscal Council ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 77 MARCOS APARECIDO GALENDE date of birth: 5.9.1967 profession: Accountant CPF No. (Tax ID) or Passport No.: 089.419.738-05 election position held: Alternate Member of the Fiscal Council date of election: 3.10.2025 date that office was taken: 5.14.2025 start date of the first term of office if the administrator has been serving consecutive terms of office 3.10.2025 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Alternate Member of the Fiscal Council. From 6.1.2011 to 11.6.2023 – Department Officer • Bradespar S.A. Effective Member of the Fiscal Council • Cielo S.A. Effective Member of the Fiscal Council • Elo Serviços S.A. Alternate Member of the Fiscal Council • Elo Participações Ltda. Alternate Member of the Fiscal Council • Fundação Bradesco From 6.1.2011 to 11.6.2023 – Member of the Managing Board ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 78 JOAQUIM CAXIAS ROMÃO date of birth: 8.25.1960 profession: Lawyer CPF No. (Tax ID) or Passport No.: 010.264.668-65 election position held: Effective Member of the Fiscal Council date of election: 3.10.2025 date that office was taken: 5.14.2025 start date of the first term of office if the administrator has been serving consecutive terms of office 3.10.2022 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Effective Member of the Fiscal Council • Bradespar S.A. Effective Member of the Fiscal Council ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 79 JOAQUIM KIYOSHI KAVAKAMA date of birth: 8.31.1958 profession: Engineer CPF No. (Tax ID) or Passport No.: 013.782.508/00 election position held: - date of election: - date that office was taken: - start date of the first term of office if the administrator has been serving consecutive terms of office - Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Elo Participações Ltda. (EloPar) - Member of the Fiscal Council • Elo Serviços S.A. – Member of the Fiscal Council • Núclea (CIP S.A.) - Member of the Market Oversight Board and Núclea Senior Advisor. From july/2006 to december/2022 – CEO (Chief Executive Officer). From october/2002 to june/2006 – CTO (Chief Technology Officer). • Banco Central do Brasil (GT IOSMF) - Coordinator of the Interoperability Working Group • International Payments Framework Association (IPFA) - From 2008 to 2018 – Vice Chairman of the Board ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 80 AVA COHN date of birth: 10.2.1964 profession: Business Administrator CPF No. (Tax ID) or Passport No.: 090.196.928-10 election position held: Effective Member of the Fiscal Council date of election: 3.10.2025 date that office was taken: 5.15.2025 start date of the first term of office if the administrator has been serving consecutive terms of office 3.10.2021 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Effective Member of the Fiscal Council ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 81 VICENTE CARMO SANTO date of birth: 4.5.1961 profession: Business Administrator CPF No. (Tax ID) or Passport No.: 011.316.688-55 election position held: Effective Member of the Fiscal Council date of election: 3.10.2025 date that office was taken: 5.14.2025 start date of the first term of office if the administrator has been serving consecutive terms of office 3.10.2023 Main professional experiences during the last 5 years, highlighting positions and roles held: i. at the issuer and companies within its economic group: • Banco Bradesco S.A. Effective Member of the Fiscal Council • Bradespar S.A. 4.30.2019 to 7.28.2020 - Alternate Member of the Fiscal Council ii. in companies controlled by shareholders of the issuer who hold a direct or indirect ownership stake equal to or greater than 5% of the same class or type of securities issued by the issuer: Regarding corporate shareholders, refer to item “i” above. Regarding individual shareholders, there are no shareholders with ownership exceeding 5%. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 82 Item 7.4. Provide the information mentioned in item 7.3 regarding the members of the statutory committees, as well as the risk , financial and remuneration committees, even if such committees or structures are not statutory: The appointed candidates are not members of any Issuer Committee. Item 7.5. Information on existence of marital relationship, stable union or kinship to the second degree between: a. the issuer's managers: There is no such relationship involving the appointed candidates. b. (i) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer: None. c. (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor: None. d. (i) the issuer's managers and (ii) the managers of the issuer’s direct or indirect controlling companies: There is no such relationship involving the appointed candidates. Item 7.6. Information on the relationships of subordination, of provision of service or control maintained in the past three fiscal years, between the issuer's managers and: a. company controlled, directly or indirectly, by the issuer, with the exception of those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninetynine percent) of the capital stock: None Note: According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features: • Are corporations privately held; • They have a minority interest of less than 1%; and • The Organization elects all members of their management bodies. b. direct or indirect controller of issuer: The appointed candidates have no subordination, service provision or control relationship maintained with any direct or indirect controller of the issuer. c. if relevant, supplier, client, debtor or creditor of the issuer, its controlled or controlling or subsidiaries of any of these persons: None. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 83 Proposal for the overall Management compensation and social security Dear Shareholders, The Board of Directors of the Company hereby submits for your examination and approval, proposal for establish the overall compensation and the social security of the Management, for the year 2026, in the amount of up to R$910,000,000.00, being: • R$873,048,000.00, as: fixed compensation, long-term incentive and variable compensation; and • R$36,952,000.00 to funding of the management pension plan. The Company informs that the proposed overall amount for management compensations is aligned with the strategic relevance of the functions, the solid professional experience and the extensive knowledge about Bradesco by the Management, since most of them built their careers within the Organization itself. The proposal also considers the need to attract and retain the most qualified talent in an increasingly competitive corporate environment, ensuring continuity of governance and the generation of value for shareholders. It´s important to highlight that it will be incumbent on the Remuneration Committee to continue assessing the corporate performance, the fulfillment of the objectives and the sustainability of the business, for the purpose of checking whether the results justify the distribution of the overall annual amount of the compensation up to the limit proposed. In accordance with the provisions of Resolution No. 5,177/24 of the National Monetary Council (CMN), at least fifty percent (50% percent) of variable compensation will be paid in shares, share-based instruments or other assets, compatible with long-term value creation and the time horizon of the risk, which will be deferred for at least three years. In case of a significant reduction in realized recurring profit or a negative result for the Company or the [business unit] during the deferral period, the deferred portions not yet paid must be reversed in proportion to the reduction in the result, except when the reduction or negative result stems from extraordinary, unpredictable and external events to the Company, which also affect other financial institutions and are not related to actions or omissions by management, in which case the Compensation Committee (…) Pursuant to letter “p” of Article 9 of the Bylaws, the Board of Directors will decide on the distribution of the annual overall amount of the compensation and social security to its own members and to the members of the Board of Executive Officers. -------------------------- For further information on the overall management compensation and social security, consult the Attachment Information on Management Compensation, in accordance with the provisions of Item 8 of Attachment C to CVM Resolution No. 80/22. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 84 Proposal for the monthly compensation of the Fiscal Council members Dear Shareholders, The Board of Directors of this Company hereby submits for your examination and resolution the proposal for the monthly compensation for the Fiscal Council´s members, for 2026 fiscal year, being: ✓ R$46,150.00 for each effective member; and ✓ R$6.000.00 for each alternate member. The proposed values for the compensation of the members of the Fiscal Council are in accordance with the provisions of Paragraph Three of Article 162 of Law No. 6,404/76, which establishes that the compensation for the Fiscal Council’s members will be determined by the Shareholders’ Meeting in which they are elected and that it cannot be lower, for each member in office, than ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer as fixed compensation, without the payment, according to current legislation, of benefits, representation expenses and Company’s profit sharing, in any other denomination. -------------------------- For further information on the overall management compensation and social security, consult the Attachment Information on Management Compensation, in accordance with the provisions of Item 8 of Attachment C to CVM Resolution No. 80/22. Annual Shareholders´ Meeting Proposals – 3.10.2026 – 4:00 P.M Table of Contents 85 Management Compensation Management Compensation Table of Contents 86 Item 8 of Attachment C of CVM Resolution No. 80/22 Item 8 of the Attachment C of CVM Resolution No. 80/22 8. Management Compensation 8.1 – Describe the compensation policy or practice of the Board of Directors, the Non- Statutory and Statutory Board of Executive Officers, the Fiscal Council, Statutory Committees and Audit, Risks, Financial and Compensation Committees, addressing the following subjects: a) Objectives of remuneration policy or practice informing if the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the world computer network where the document can be consulted In 2012, Bradesco amended its remuneration policy for managers, approved by the Board of Directors at the Special Meeting of February 6, 2012, in order to reflect the objectives established by Resolution No. 3,921/10 and subsequently updated by Resolution No. 5,177/2024 of the National Monetary Council (CMN), and the latest update was approved by the Board of Directors on June 5, 2025. The basic guidelines of the policy are: • ensuring the establishment of a compensation practice for all managers in the Organization, including members of the Board of Directors and Board of Executive Officers at their several hierarchical levels; • ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on (i) the Manager’s duties, considering the different positions they hold and the functions they perform, ensuring that the Internal Control, Risk Management and Global Internal Audit areas have their objectives defined for the performance of their own functions; (ii) time dedicated to their functions; (iii) in competence and professional reputation, in view of their experience and qualification; and (iv) in the value of their services in the market; • providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and • ensuring that the remuneration practice is related to objectives that seek the valuation of the Organization, encouraging healthy and ethical behaviors, adopting criteria that prevent any form of discrimination, particularly those based on sexual orientation, gender identity, ethnicity, race, color, age, religion, socioeconomic class, among others, and not encouraging behaviors that raise risk exposure above the levels considered prudent in the adopted short, medium and long-term strategies. Management Compensation Table of Contents 87 In addition, the purpose of the Policy to ensure that the practices adopted comply with CMN Resolution No. 5,177/24 and other current legislation. The Remuneration Policy is available on Bradesco´s Investor Relations website: Corporate Governance > Corporate Bylaws, Policies, Guidelines and Indemnity, Agreements > Policies and Guidelines. b) practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating: i. the issuer´s bodies and committees who participate in the decision-making process, identifying how they participate The Remuneration Committee, a body subordinate to the Board of Directors: (i) works together with the Risk Committee to assess the incentives created by the executive compensation policy and submits recommendations on changes in compensation to the Board of Directors, as well as periodically reviewing the executive compensation policy, ensuring that the practices adopted are aligned with prudent risk management, the sustainability of the Organization and the long-term interests of shareholders, also considering market practices and future internal and external scenarios that may impact the Organization; (ii) submits to the Board of Directors the Overall Amount of the executive compensation to be approved in the Annual Shareholders´ Meeting; and (iii) submits to the Board of Directors the payment of the variable compensation to managers, limited to the approved Overall Amount. The Board of Directors is responsible for evaluating and deciding on the proposals submitted by the Remuneration Committee. ii. criteria and methodology used to determine the individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies: The guidelines of our Executive Remuneration Policy are: • to ensure the establishment of remuneration practice for all Managers of the Organization, which includes the Members of the Board of Directors and the Board of Executive Officers, at their several hierarchical levels; • to ensure that the practice of compensation is in conformity with the legislation, rules and regulations that govern the matter, based on: (i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) the time devoted to their duties; (iii) the professional competence Management Compensation Table of Contents 88 and reputation, in view of their experience and qualification; and (iv) the value of its services in the market; • to promote the alignment between the compensation practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and • ensuring that the remuneration practice is related to objectives that seek the valuation of the Organization, encouraging healthy and ethical behaviors, adopting criteria that prevent any form of discrimination, particularly those based on sexual orientation, gender identity, ethnicity, race, color, age, religion, socioeconomic class, among others, and not encouraging behaviors that raise risk exposure. iii. how often and how the board of directors assesses the adequacy of the issuer’s remuneration policy. The Executive Remuneration Policy is reviewed and updated, at least, once a year. c) Composition of remuneration, indicating: i. description of the various elements that make up the remuneration, including, for each of them: • its objectives and alignment with the issuer’s short, medium and long-term interests a) Board of Directors and Board of Executive Officers The remuneration of the members of the Board of Directors, the Chief Executive Officer and the other Officers, limited to the annual amount approved by the Annual Shareholders’ Meeting, consists of: i. Fixed Compensation, represented by fixed monthly compensations for the duration of their term, with the objective of alignment in the short-term; ii. Fixed Compensation of long-term, represented by fixed monthly compensations, intended as an incentive to acquire shares and invest in fixed income investment funds, with the objective of ensuring the commitment of managers to the present and future development of the Company´s activities, that is, its operations focusing on business continuity and long-term value creation; iii. Variable Compensation, represented by amounts paid in cash and shares, according to goal criteria and performance indicators. In addition, annually, a proposal to fund the Pension Plan for Managers is submitted to the approval of the Shareholders’ Meeting and the amounts are shown in item 8.2, as post-employment benefits, and have an objective aligned with Long-Term Fixed Compensation. Management Compensation Table of Contents 89 b) Fiscal Council The remuneration of the members of the Fiscal Council is consists of a fixed monthly amount and is fixed by the Shareholders´ Meeting that elects them. c) Audit Committee The compensation of the Members of the Audit Committee is represented by fixed monthly payments and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit. The participation of members of the Board of Directors in the Committee shall not give rise to the payment of any additional compensation for the performance of their activities on said Committee. d) Remuneration Committee As required by CMN Resolution No. 5,177/2024, the Remuneration Committee must be composed by one (1) non-manager member. The remuneration of this non-manager member, when not an employee of the Organization, is defined by the Board of Directors, considering market practices and the individual skills to perform the duties of the position. When the non-manager member is an employee of the Organization, they will not receive remuneration for their position as a member of the Remuneration Committee. The other members of the Remuneration Committee, as provided for in the Bylaws, are chosen from among the members of the Company´s Board of Directors and are not remunerated for their duties on the Committee. e) Other Committees The members of the other committees are compensated only for the duties they perform in the management bodies or executive areas in which they act in the Organization. No Manager of Organization is compensated for duties that they perform in the referred committees. The Organization's compensation structure seeks to promote the alignment of incentives between the institution, its managers, and shareholders, considering different short-, medium-, and long-term horizons. In the short-term, fixed remuneration ensures predictability and stability. In the short and medium term, the variable remuneration contributes to a performance focused on consistent Organization's results. The variable remuneration will be paid as follows: fifty percent (50%) in cash and fifty percent (50%) will be used to purchase preferred shares issued by Bradesco and/or PNB Management Compensation Table of Contents 90 shares issued by BBD Participações S.A. (a Company of Bradesco controlling group), which remain recorded and unavailable (Restricted Shares), becoming available in three (3) equal, annual and successive installments. The Restricted Shares held by the Managers may be affected by mechanisms of clawback if there is a significant reduction in Bradesco’s recurring profit, or if the financial result is negative, except when the reduction or negative result is due to extraordinary, unexpected and external events, which affect other financial institutions in the same way and are not related to the actions or omissions of the management. In this case, the Compensation Committee may decide on a clawback, in order to protect the financial interests of Bradesco Organization. The fixed compensation of long-term, in turn, seeks to encourage a performance aligned with responsible value creation, considering not only short-term results, but also the consistency and sustainability of results in the long term In line with best practices in compensation and governance, Bradesco has adopted a Variable Compensation Recovery Policy, approved by the Board of Directors, which establishes guidelines for the restitution of amounts granted or paid inappropriately. This policy aims to ensure compliance with applicable legislation and regulatory standards, as well as to protect the Organization, allowing for the recovery of amounts paid in error as a result of mistakes, accounting adjustments or other situations provided for in internal regulations. The Policy is available on Bradesco´s Investor Relations website, at Corporate Governance > Corporate Bylaws, Policies, Guidelines and Indemnity, Agreements > Policies and Guidelines. • proportion in total remuneration in the last 3 fiscal years Fiscal Year ended on December 31, 2025 Annual Fixed Compensation Variable Compensation Post-Employment Benefit (1) Total Board of Directors 49.81% 48.62% 1.57% 100.00% Board of Executive Officers 72.23% 23.16% 4.61% 100.00% Fiscal Council 100.00% 0.0% 0.0% 100.00% Audit Committee 100.00% 0.0% 0.0% 100.00% Fiscal Year ended on December 31, 2024 Annual Fixed Compensation Variable Compensation Post-Employment Benefit (1) Total Board of Directors 49.48% 49.07% 1.45% 100.00% Board of Executive Officers 25.37% 27.14% 47.49% 100.00% Fiscal Council 100.00% 0.0% 0.0% 100.00% Audit Committee 100.00% 0.0% 0.0% 100.00% Management Compensation Table of Contents 91 Fiscal Year ended on December 31, 2023 Annual Fixed Compensation Variable Compensation Post-Employment Benefit (1) Total Board of Directors 42.46% 56.23% 1.31% 100.0% Board of Executive Officers 25.98% 24.55% 49.46% 100.0% Fiscal Council 100.00% 0.0% 0.0% 100.0% Audit Committee 100.00% 0.0% 0.0% 100.0% (1) The amounts corresponding to post-employment benefits are related to the Managers’ pension plan. • methodology for calculating and adjusting Overall Amount: refers to total of the remuneration (fixed remuneration, variable remuneration and post-employment benefit). To determine the total remuneration amount, the Organization observes the following criteria: • the current and potential risks, as defined in current regulations; • the institution's overall result, in particular the recurring profit; • the institution's performance as a whole; • the institution's cash flow generation capacity; • the economic environment in which the institution operates and its trends; and • the long-term sustainable financial bases and adjustments to future payments based on the risks assumed, fluctuations in the cost of capital and liquidity projections. Board of Directors and Board of Executive Officers • Fixed Compensation: the amount is established according to the position held, considering criteria of internal equity between positions and responsibilities, as well as market practices. • Fixed Compensation of long-term: the amount is paid as an incentive for the acquisition of shares, which will be preferred shares issued by Banco Bradesco S.A. and/or shares issued by BBD Participações S.A. (company of the controlling group of Bradesco), both classified as Restricted Shares. Part of the remuneration may be allocated to investment in fixed income funds. • Variable Compensation: fifty percent (50%) of the variable compensation will be paid in cash, with immediate liquidity, and fifty percent (50%) will be used to purchase shares. The shares to be purchased may include preferred shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. The acquired Restricted Shares will remain recorded and unavailable and will become available in three (3) equal, annual and successive installments. The first installment will be released after twelve (12) months from the date of the acquisition of the shares. The subsequent installments will be released, respectively, in the end of twentyManagement Compensation Table of Contents 92 four (24) and thirty-six (36) months, so that the total restricted shares will be fully available at the end of the three-year period. Fiscal Council • Fixed Compensation: the amount paid may not be less than ten percent (10%) of the monthly remuneration that, in average, is attributed to each Officer, as fixed remuneration, not including, under the terms of current legislation, benefits, representation allowances and profit sharing, for any reason whatsoever. Audit Committee • Fixed Compensation: the amount is paid monthly, and the process of calculating and adjusting the Audit Committee's remuneration begins within the Remuneration Committee. The Board of Directors, in turn, evaluates the recommendations submitted by the Remuneration Committee and sets the remuneration amount for each member of the Audit Committee. Another important factor in determining remuneration is that Committee members must have high technical skills to perform their duties and, at least one of them, must have proven knowledge in the areas of accounting and auditing of financial institutions, which qualifies them for the position, demonstrating the high degree of specialization required, including by regulatory agencies. • key performance indicators are taken into account, including, where appropriate, indicators linked to ESG Board of Directors The fixed remuneration attributed to the members of the Board of Directors is not linked to the performance indicators. The portion of the variable remuneration is structured to ensure alignment with long-term value creation, considering the Organization's consolidated results, measured by accrued net income. Board of Executive Officers The fixed remuneration of the Executive Officers is not linked to the performance indicators. The portion of the variable remuneration is determined based on an individual assessment, which considers both the achievement of specific goals in the area and the overall results of the organization, measured by accrued net income. The individual performance of the Managers, as well as their corresponding areas, is accompanied by a formal evaluation process, in compliance with the requirements of CMN Resolution No. 5,177/2024. For the assessment process, the following indicators are considered, at minimum: Management Compensation Table of Contents 93 Individual Assessment: a) the individual performance; b) the business unit´s performance in which they work; c) the institution ´s overall performance; and d) the relationship between the performances mentioned in items a, b and c and the risks assumed. Assessment of the areas: a) main activity actions: are indicators that suggest the goals and objectives of the main activities of the area; b) actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources; c) actions directed to risk management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Control of Risks); d) actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external clients; and e) actions directed to environmental aspects: are indicators that assess the degree of compliance with the Corporate Sustainability Strategy, in conducting the objectives of the areas, when applicable, considering ESG aspects (Environmental, including Climate Change, Social and Governance) and performance in the main Sustainability Indexes and Ratings. The performance assessment of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions and not specifically on the overall performance of the Organization. Internal Control, Risk Management, Global Internal Audit and Corporate Management of Risk are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization. ii. reasons that justify the composition of compensation The compensation structure is in line with the guidelines set out in its Management Remuneration Policy, elaborated and reviewed in compliance with CMN Resolution No. 5,177/2024 and other applicable legislation. In addition, the composition of compensation is based on the management’s alignment with the short-, medium- and long-term results and risks, as well as them being justified as a mean to retain high-quality Managers and a well-known expertise in the Organization. iii. existence of non-remunerated members by the issuer and the reason for this fact Not applicable. Management Compensation Table of Contents 94 d) existence of compensation supported by subsidiaries, controlled or direct or indirect controllers The remuneration of some managers is supported by controlled companies, as indicated in subitem 8.19. e) existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer Not applicable. 8.2 – total compensation of the board of directors, statutory board of executive officers and fiscal council Management Compensation Table of Contents 95 Management Compensation Table of Contents 96 Management Compensation Table of Contents 97 Management Compensation Table of Contents 98 8.3 – variable compensation of the board of directors, statutory board of executive officers and fiscal council Total compensation of the current fiscal year (2026) – annual amount Body Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members 11.00 97.00 10.00 118.00 Number of remunerated members 11.00 97.00 10.00 118.00 Bonus - - - - Minimum amount predicted in the compensation plan 17,300,000.00 125,274,000.00 - 142,574,000.00 Maximum amount predicted in the compensation plan 34,600,000.00 250,548,000.00 - 285,148,000.00 Amount predicted in the compensation plan, in case the goals established were achieved 34,600,000.00 250,548,000.00 - 285,148,000.00 Profit sharing - - - - Minimum amount predicted in the compensation plan - - - - Maximum amount predicted in the compensation plan - - - - Amount predicted in the compensation plan, in case the goals established were achieved - - - - Total compensation of the fiscal year 2025 – annual amount Body Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members 11.00 92.50 10.00 113.50 Number of remunerated members 11.00 92.50 10.00 113.50 Bonus - - - - Minimum amount predicted in the compensation plan - - - - Maximum amount predicted in the compensation plan - - - - Amount predicted in the compensation plan, in case the goals established were achieved 25,819,200.00 166,643,640.00 - 192,462,840.00 Profit sharing - - - - Minimum amount predicted in the compensation plan - - - - Maximum amount predicted in the compensation plan - - - - Amount predicted in the compensation plan, in case the goals established were achieved - - - - Management Compensation Table of Contents 99 Total compensation of the fiscal year 2024 – annual amount Body Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members 11.00 84.17 9.83 105.00 Number of remunerated members 11.00 84.17 9.83 105.00 Bonus - - - - Minimum amount predicted in the compensation plan - - - - Maximum amount predicted in the compensation plan - - - - Amount effectively recognized in the results 26.782.800.00 185.682.594.00 - 212.465.394.00 Profit sharing - - - - Minimum amount predicted in the compensation plan - - - - Maximum amount predicted in the compensation plan - - - - Amount predicted in the compensation plan, in case the goals established were achieved - - - - Amount effectively recognized in the results - - - - Total compensation of the fiscal year 2023 – annual amount Body Board of Directors Statutory Board of Executive Officers Fiscal Council Total Total number of members 11.00 88.75 9.50 109.25 Number of remunerated members 11.00 88.75 9.50 109.25 Bonus - - - - Minimum amount predicted in the compensation plan - - - - Maximum amount predicted in the compensation plan - - - - Amount effectively recognized in the results 34,190,800.00 179,805,348.00 - 213,996,148.00 Profit sharing - - - - Minimum amount predicted in the compensation plan - - - - Maximum amount predicted in the compensation plan - - - - Amount predicted in the compensation plan, in case the goals established were achieved. - - - - Amount effectively recognized in the results - - - - 8.4 – Compensation plan based on shares of the board of directors and the statutory board of executive officers Bradesco has no compensation plan based on shares option for the Board of Directors and Statutory Board of Executive Officers. In compliance with CMN Resolution No. 5,177/24, fifty percent (50%) of the variable compensation will be paid in cash, with immediate liquidity, and fifty percent (50%) will be Management Compensation Table of Contents 100 used to purchase shares. The shares to be purchased may include preferred shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. The acquired Restricted Shares will remain recorded and unavailable and will become available in three (3) equal, annual and successive installments. The first installment will be released after twelve (12) months from the date of the acquisition of the shares. The subsequent installments will be released, respectively, in the end of twenty-four (24) and thirty-six (36) months, so that the total restricted shares will be fully available at the end of the three-year period. 8.5 – Compensation based on shares of the board of directors and of the statutory board of executive officers Nort applicable. Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers. In compliance with CMN Resolution No. 5,177/24, fifty percent (50%) of the variable compensation will be paid in cash, with immediate liquidity, and fifty percent (50%) will be used to purchase shares. The shares to be purchased may include preferred shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. The acquired Restricted Shares will remain recorded and unavailable and will become available in three (3) equal, annual and successive installments. The first installment will be released after twelve (12) months from the date of the acquisition of the shares. The subsequent installments will be released, respectively, in the end of twenty-four (24) and thirty-six (36) months, so that the total restricted shares will be fully available at the end of the three-year period. 8.6 – Information on the options for buying shares performed in the last three fiscal years and planned for the current fiscal year, of the board of directors and the statutory board of executive officers Not applicable. Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers. 8.7 – Options exercised and open shares of the board of directors and the statutory board of executive officers at the end of the last fiscal year Not applicable. Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers. 8.8 – Options exercised relating to share-based compensation of the board of directors and the statutory board of executive officers in the last three fiscal years Not applicable. Bradesco has no compensation plan based on shares option for the Board of Directors and the Statutory Board of Executive Officers. 8.9 – In relation to the compensation based on shares, in the form of shares to be delivered directly to the beneficiaries, recognized in the result of the last three fiscal years and that foreseen for the current fiscal year, of the board of directors and of the statutory board of executive officers Management Compensation Table of Contents 101 Not applicable. Bradesco has no compensation plan based on shares (including in shares option) for the Board of Directors and Statutory Board. The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire preferred shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. (company of Bradesco´s controlling group). The acquired Restricted Shares will remain recorded and unavailable and will become available in three (3) equal, annual and successive installments. The first installment will be released after twelve (12) months from the date of the acquisition of the shares. The subsequent installments will be released, respectively, in the end of twenty-four (24) and thirty-six (36) months, so that the total restricted shares will be fully available at the end of the three-year period. 8.10 - In relation to each share program performed in the last three fiscal years and planned for the current fiscal year, for the board of directors and the statutory board Not applicable. Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and Statutory Board. The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire preferred shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. (company of Bradesco´s controlling group). The acquired Restricted Shares will remain recorded and unavailable and will become available in three (3) equal, annual and successive installments. The first installment will be released after twelve (12) months from the date of the acquisition of the shares. The subsequent installments will be released, respectively, in the end of twenty-four (24) and thirty-six (36) months, so that the total restricted shares will be fully available at the end of the three-year period. 8.11 - In relation to shares delivered regarding the compensation based on shares of the board of directors and the statutory board of executive officers, in the last three fiscal years Not applicable. Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and Statutory Board. The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire preferred shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. (company of Bradesco´s controlling group). The acquired Restricted Shares will remain recorded and unavailable and will become available in three (3) equal, annual and successive installments. The first installment will be released after twelve (12) months from the date of the acquisition of the shares. The subsequent installments will be released, respectively, in the end of twenty-four (24) and thirty-six (36) months, so that the total restricted shares will be fully available at the end of the three-year period. Management Compensation Table of Contents 102 8.12 - Information necessary to understand the data disclosed in items 8.5 to 8.11 - Method of pricing the value of shares and options Not applicable. Bradesco has no compensation plan based on shares (including in share options) for the Board of Directors and Statutory Board. The payment of the variable compensation of the Management is accounted for in expenses of staff with the payment of social charges (INSS) and recognized in the same fiscal year. Of the net total (after legal discounts) credited to the checking account of the manager, 50% is debited to acquire preferred shares issued by Bradesco and/or PNB shares issued by BBD Participações S.A. (company of Bradesco´s controlling group). The acquired Restricted Shares will remain recorded and unavailable and will become available in three (3) equal, annual and successive installments. The first installment will be released after twelve (12) months from the date of the acquisition of the shares. The subsequent installments will be released, respectively, in the end of twenty-four (24) and thirty-six (36) months, so that the total restricted shares will be fully available at the end of the three-year period. 8.13 – Number of shares, quotas and other securities convertible into shares held by managers and members of the fiscal council – by body 8.14 – Information on private pension plans granted to the members of the Board of Directors and of the statutory board of executive officers a) body See table 8.14. b) number of members See table 8.14. c) number of remunerated members See table 8.14. d) name of the Plan Bradesco Organization’s Pension Plan e) number of managers that meet the conditions to retire See table 8.14. f) conditions for early retirement BODY BRADESCO CIDADE DE DEUS BBD PARTICIPAÇÕES BRADESPAR Common Preferred Common Common Preferred PNB Common Preferred Board of Directors 17,140,803 44,816,543 347,661,584 47,541,946 0 1,431,279 220,201 919,805 Board of Executive Officers 68,136 10,804,954 0 45,384,960 14,524,270 1,526,639 0 3,338 Fiscal Council 324 79,448 0 0 0 0 9 27 Management Compensation Table of Contents 103 In case the participant is older than 55, when they withdraw from the Bradesco Organization, if they have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant). g) updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers See table 8.14. h) total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers See table 8.14. i) if there is the possibility of early redemption and the conditions for that Yes, the participant is allowed to redeem their share. The initial grace period is 60 days from the date of enrollment in the plan, with 60-day intervals between redemptions. Table 8.14 Body (Item “a”) Total number of members (Items “b and c”) Item “e” Item “g” Item “h” Total number of members Number of remunerated members Retired Active R$ R$ Board of Directors 11.00 11.00 5 6 - 46,566,794.38 835,177.20 Statutory Board of Executive Officers 92.50 92.50 - 94 - 467,025,342.88 33,171,817.15 Total 103.50 103.50 5 100 - 513,592,137.26 34,006,994.35 Management Compensation Table of Contents 104 8.15 – Highest, lowest and the average individual compensation for the board of directors, statutory board of executive officers and fiscal council 8.16 – Compensation or indemnity mechanisms for managers in case of removal from office or retirement There are no compensation or indemnity mechanisms provided for managers in case of dismissal or retirement. Management Compensation Table of Contents 105 8.17 – Percentage in total compensation held by management and members of the fiscal council that are related parties to the controlling companies 8.18 – Compensation of managers and fiscal council’s members, grouped by body, received for any reason other than the position they occupy Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council. 8.19 – Compensation of members of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries Current Fiscal Year 2026 – estimated amounts to be recognized in the results of subsidiaries in accordance with the exercise of the office in those companies. R$ Board of Directors Statutory Board of Executive Officers Fiscal Council Total Direct and indirect controllers - - - - Issuer’s subsidiaries 172,857,827.52 8,430,640.00 - 181,288,467.52 Companies under common control 5,280,000.00 - 930,480.00 6,210,480.00 Fiscal Year 2025 – amounts received that were recognized in the results of subsidiaries in accordance with the exercise of the office in those companies. R$ Board of Directors Statutory Board of Executive Officers Fiscal Council Total Direct and indirect controllers - - - - Issuer’s subsidiaries 160,904,129.64 14,462,920.00 - 175,367,049.64 Companies under common control 5,120,000.00 - 716,800.00 5,836,800.00 Fiscal Year 2024 – amounts received that were recognized in the results of subsidiaries in accordance with the exercise of the office in those companies. R$ Board of Directors Statutory Board of Executive Officers Fiscal Council Total Direct and indirect controllers - - - - Issuer’s subsidiaries 170,557,955.60 529,512.00 - 171,087,467.60 Companies under common control 2,040,000.00 - 222,000.00 2,262,000.00 Body 2026 (expected) 2025 2024 2023 Board of Directors 48.65% 59.14% 54.5% 54.5% Statutory Board of Executive Officers 73.37% 84.30% 85.5% 95.2% Fiscal Council 0.0% 0.0% 0.0% 0.0% Management Compensation Table of Contents 106 Fiscal Year 2023 – amounts received that were recognized in the results of subsidiaries in accordance with the exercise of the office in those companies. R$ Board of Directors Statutory Board of Executive Officers Fiscal Council Total Direct and indirect controllers 2,891,724.00 - - 2,891,724.00 Issuer’s subsidiaries 162,848,654.40 - - 162,848,654.40 Companies under common control - - - - 8.20 – Other relevant information There is no relevant information that is not contained in the previous items. Management Comments on the Company Item 2 of Attachment C of CVM Resolution No. 80/22 2.1–General Financial and Equity Conditions Officers should comment: a) general financial and equity conditions We understand that we have all general financial and equity conditions to ensure compliance with our obligations, guaranteeing our business expansion in the short and long-term. Our analysis is based on the information of the two last financial statements closing the fiscal year, according to the following: 2025 Bradesco remains committed to a strategy of expanding sustainable profitability and to the rapid implementation of its structural transformation plan. Our priority is to sustain our business by growing responsibly, keeping the cost of credit under control, investing in the transformation of the Organization, and reinforcing a customer-centric approach in all decisions. In 2025, our market traction was reflected in impressive revenue growth across all of our core product lines. Risk appetite remained consistent, supported by high-quality new vintages and stable delinquency ratios. As a result, we closed out the year with our profitability growth. Investments in our transformation have placed temporary pressure on expenses, but they are intended to boost our competitiveness in the short, medium and long term. The integration between "change the bank" and "run the bank" is intensifying, as the benefits of transformation continue to enhance operational performance and make it more sustainable. Net income was R$24.7 billion in 2025, with a growth of 26.1% compared to 2024, resulting in an ROAE of 14.8%. Total revenues topped R$137.7 billion in 2025, with a growth of 13.2% compared to 2024, driven by the performance of the financial net interest income, fee and commission income and income from Insurance operations. In 2025, our net interest income reached R$73.2 billion, which meant a 14.9% increase compared to the previous year. Client NII reached R$72.3 billion, rising 17.4%, mainly due to the effect of the increase in the loan portfolio and efficiency on the net interest income related to liabilities. Market NII brought the full-year figure to R$975 million, resulting essentially from ALM transactions, as expected. The expanded loan portfolio came to R$1.089 trillion, growing 11.0% y/y in December 2025, reflecting our traction in the MSME and Individuals segments, and operations with Large Companies carried out at the end of the year. In December 2025, the delinquency ratio (over 90 days NPL) remained stable. Problem assets in the restructured portfolio fell by R$10.5 billion in the annual comparison, while cured assets rose 58.2% in the same comparison. In 12 months, the risk profile of the loan portfolio improved, with the concentration of assets in stages 1 and 2 growing 1.2 p.p. and reaching 92.7% of the total. This improvement was driven by an increase of 0.6 p.p. in the share of operations classified in stage 1. The Loan Loss Provision/Expanded Portfolio ratio showed an improvement of 0.3 p.p. in 12 months, remaining at 5.3% in Dec25. The fee and commission income delivery had a strong performance, growing 8.9% in the accumulated over 12 months. The positive highlights were revenues from income of cards, capital markets and consortia administration. Bradesco Seguros had a net income of R$10.1 billion in 2025 (+11.2% vs. 2024), the largest in the historical series, with an ROAE of 21.9%. Premium revenues, income from pension contributions and capitalization reached R$118.5 billion in the year. Our efficiency ratio (expenses/revenues) improved by 2.2 p.p. over the year, attributed to a 13.2% increase in total revenues and sound management of expenses. In 2025, operating expenses rose by 8.5% while administrative and personnel expenses saw a 5.0% bump, which includes the impact of the collective bargaining agreement of 5.68% and increase in profit-sharing expenditures. Temporary pressures seen throughout the year came mainly from our transformation initiatives and a strategic strengthening of the balance sheet via increased contingency provisions. Our capital ratios remain robust and well above regulatory and managerial limits. Tier 1 capital stood at 13.2% and the common equity ratio reached 11.2% at year-end 2025, representing a 0.7 p.p. improvement over the past 12 months. We allocated R$14.5 billion in interest on shareholders’ equity in 2025. In terms of 2025 guidance, the growth of the loan portfolio exceeded the ceiling of the indicated range, primarily resulting from the progress in the Large Companies segment at the end of the year. The income from insurance operations also performed better than expected, essentially reflecting commercial traction and improvements in claims ratios. The other guidance lines remained on the higher end of the indicated projections. For 2026, we once again expect that revenue growth, combined with controlled credit risk, will be the primary driver of our improved profitability. The solid performance of revenues offers us the opportunity to invest more and maintain our transformation at a brisk pace. We expect our profitability to continue increasing step by step and in a sustainable manner. We continue to gain momentum in the delivery of our transformation plan. Through our service model, we consolidated corporate branch operations, enriched the SME App with new features, and ensured a smoother, more efficient customer experience. For Individuals, we enhanced the value proposition in Prime and Principal offerings, upgrading more clients, and opening more offices for high-income clientele. We continue to expand our fully digital client base, improve efficiency in digital sales, and optimize our footprint. Focusing on personnel, our cultural evolution program continues to be implemented. We have decided to continue making significant investments in transformation efforts in 2026. We remain committed to sustainable business financing and supporting our clients in the transition to a greener and inclusive economy, keeping a close eye on associated risks and opportunities. The corporate goal to allocate R$350 billion to sectors and activities with socio-environmental benefits by the end of 2025 was surpassed, achieving 109% execution by the end of the cycle, with total allocations of R$381.9 billion, underscoring the scale and continuity of this agenda. We commit to directing a cumulative R$450 billion by December 2026, a target that includes the accumulated volume since 2021 At the end of 2025, Bradesco’s market value reached R$178.7 billion, equivalent to 1.0 time the Shareholders’ Equity. The following information details our performance in 2025, including results, balance sheet and key performance indicators. Loan Operations Balance of the main portfolios in December 2025 and 2024: Growth of the Expanded Loan Portfolio in almost all products, with emphasis on the lines of Working Capital, Rural Loans, Real Estate Financing, in addition to the lines directed to consumption. It is worth noting that our growth shows a healthy diversification, with gains in both segments, both of Individuals and Companies, evidenced in the gain of 0.3 p.p. in the year of market share reaching the mark of 10.4% in Nov25. Considering the market share only of private institutions, Bradesco represents 17.8%, growing 0.2 p.p. compared to 2024. R$ millionDez25Dez2412 meses\\ Individuals466,503 414,080 12.7 Consumer Financing 301,441 276,193 9.1 Payroll-deductible Loans103,838 97,184 6.8 Credit Card83,556 75,631 10.5 Personal Loans70,975 66,872 6.1 CDC/Vehicle Leasing 43,072 36,506 18.0 Real Estate Financing112,657 102,713 9.7 Other Products52,405 35,174 49.0 Rural Loans42,728 25,286 69.0 Other9,677 9,888 (2.1) \\ Companies622,727 567,612 9.7 Working Capital175,456 147,763 18.7 Sureties and Guarantees124,530 119,049 4.6 Securities95,247 90,392 5.4 Foreign Trade Finance50,971 55,571 (8.3) Rural Loans47,173 35,536 32.7 Real Estate Financing34,972 30,657 14.1 CDC/Leasing 31,487 29,055 8.4 BNDES/Finame Onlendings22,955 18,223 26.0 Other39,936 41,366 (3.5) \\ Expanded Loan Portfolio1,089,230 981,692 11.0 Variação % Funding and Asset Management Demand Deposits40,698 45,542 (10.6) Savings Deposits124,461 132,502 (6.1) Time Deposits + Debentures589,356 495,333 19.0 Borrowings and Onlending78,254 78,439 (0.2) Funds from Issuance of Securities327,884 270,294 21.3 Interbank Deposits5,486 3,008 82.4 Subordinated Debts54,715 57,459 (4.8) \\ Subtotal1,220,854 1,082,577 12.8 Obligations for Repurchase Agreements355,751 308,432 15.3 Working Capital (Own / Managed)133,740 123,032 8.7 Foreign Exchange Portfolio294 744 (60.5) Payment of Taxes and Other Contributions1,035 854 21.2 Technical Provisions for Insurance, Pension Plans and Capitalization Bonds445,994 403,689 10.5 \\ Funds raised2,157,668 1,919,329 12.4 \\ Investment Funds and Managed Portfolios1,409,467 1,268,106 11.1 \\ Total Assets under Management 3,567,135 3,187,435 11.9 Variation %R$ millionDec24Dec25 12 months The following are comments about our key indicators: I) Operating Efficiency Ratio (ER) The accumulated efficiency in 2025 showed an improvement of 2.2 p.p. in the year, reflecting the evolution of revenues and control of operating expenses. R$%Personnel Expenses27,991 25,514 2,477 9.7 Administrative Expenses23,199 23,255 (56) (0.2) Other Operating Expense net of Income13,160 10,525 2,635 25.0 Total (A)64,350 59,294 5,056 8.5 Net Interest Income73,232 63,726 9,506 14.9 Fee and Commission Income 41,752 38,344 3,408 8.9 Income from Insurance, Pension Plans and Capitalization Bonds22,308 19,220 3,088 16.1 Equity in the Earnings (Losses) of Unconsolidated Companies 384 366 18 4.9 (-) Tax Expenses(8,891) (8,084) (807) 10.0 Total (B)128,785 113,572 15,213 13.4 ER (A / B)50.052.2Variation2025 vs. 2024 (2.2) p.p.Ratios - % 20242025R$ millionER Calculation Basis Variation 2025 vs. 202420242025 II) Main Loan Portfolio Indicators Delinquency Ratio > 90 days The default (NPL) over 90 days total showed stability throughout 2025, a performance that reflects the positive contribution of the MSME segment, which offset the oscillation observed in Individuals and Large Corporates. The indicator reinforces the effectiveness of credit concession and recovery processes. Coverage Ratios and Provision (1) The variation in the coverage indicator stems from the growth of the current loan portfolio, expansion of the portfolio with guarantees in 2025 and reduction of the restructured portfolio. In addition, the origination mix continues to favor the net interest income, in line with our risk-adjusted profitability strategy. (1) Balances prior to 1Q25/Mar25 are being presented according to the accounting practice in force for the periods. As of 2025, the balances are shown in the expected loss model in accordance with CMN Resolution No. 4,966/21. 5.5 5.2 5.1 5.1 5.1 5.1 5.4 5.4 6.4 5.4 5.2 4.4 4.3 4.3 3.7 3.8 0.6 0.2 0.1 0.1 0.3 0.4 0.4 0.3 5.0 4.3 4.2 4.0 4.1 4.1 4.1 4.1 Mar24 June Sept Dec Mar25 June Sept Dec In % Individuals Micro, Small and Medium-Sized Enterprises Large Corporates Total 57,741 54,279 55,072 55,028 57,787 58,143 57,200 57,977 6.5 6.0 5.8 5.6 5.7 5.7 5.5 5.3 Mar24 June Sept Dec Mar25 June Sept Dec Provision for Expanded Portfolio Provision for Expanded Portfolio / Expanded Loan Portfolio provision for expanded portfolio % R$ million 165.3 171.5 173.2 187.9 183.1 177.8 168.9 166.0 Total Provision for Expanded Portfolio / Exposure Overdue more than 90 days b) capital structure Basel Ratio The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and in the expectations of organizational businesses. In addition, it has a Recovery and Orderly Exit Plan, which considers strategies to be adopted in extreme adverse scenarios and has a Capital Plan and Contingency Plan, which are part of the ICAAP (Internal Capital Adequacy Assessment Process). These processes involve both control and business areas, following the guidelines of the Board of Executive Officers and Board of Directors with a governance structure composed of Commissions and Committees, having as the most senior board the Board of Directors. The Senior Management is subsidized with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect the planning of sufficiency, and seeking the optimization of capital levels and thus meeting the determinations of the Central Bank of Brazil, pertinent to capital management activities, as well as the approved management limits. Our capital ratios remained above the regulatory limits. The Tier I Capital reached a growth of 0.8 p.p. in Dec25 vs. Dec24, driven by the capital generation capacity (net income). The Tier 1 Common Equity Ratio closed 2025 at 11.2%, with an improvement of 0.7 p.p. in 12 months. R$ %Capital - PR174,969 149,109 25,860 17.3 Tier I145,844 124,633 21,211 17.0 Common equity124,320 106,013 18,307 17.3 Shareholders’ equity172,239 160,487 11,752 7.3 Non-controlling interests / Other2,249 (72) 2,321 - Initial Adoption 4,966 (CMN Resolution 5,199/24)2,242 - 2,242 - Prudential adjustments(52,410) (54,402) 1,992 (3.7) Additional capital21,524 18,620 2,904 15.6 Tier II29,125 24,476 4,648 19.0 Risk-weighted assets - RWA1,108,962 1,008,668 100,294 9.9 Credit risk964,646 887,255 77,391 8.7 Market risk29,559 28,188 1,371 4.9 Operational Risk114,757 93,225 21,532 23.1 Total Ratio15.8%14.8%1.0 p.p.Tier I capital13.2%12.4%0.8 p.p.Common equity11.2%10.5%0.7 p.p.Additional capital2.0%1.9%0.1 p.p.Tier II capital2.6%2.4%0.2 p.p.R$ million Calculation Basis Variation Dec25 vs. Dec24Dec24Dec25Basel III Prudential Conglomerate As shown in the tables below, we understand that the current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for operations is third-party capital. (1) It considers the bonuses that occurred in each period due to the capital increase. (1) Total liabilities excluding Shareholders’ Equity. In the fiscal year of 2025, our proportion of capital held by third parties was 92.8%, maintaining the level that we consider appropriate. R$ billion Capital Structure Dec25 Dec24 Capital Share 87.1 87.1 Number of Shares (1) Dec25 Dec24 Common 5,303,871 5,330,305 Preferred 5,288,141 5,311,866 Total 10,592,012 10,642,170 Treasury Stocks (ON - Common) 7,500 23,843 Treasury Stocks (PN - Preferred) 7,500 21,344 Subtotal – Outstanding shares 10,577,012 10,596,983 R$ million Dec25 % on total liabilities Dec24 % on total liabilities Shareholders’ equity of the Controlling shareholders 172,239 7.2% 160,487 7.5% Third-Party Capital (1) 2,210,363 92.8% 1,967,435 92.5% Total liabilities 2,382,602 100.0% 2,127,922 100.0% c) capacity to pay financial commitments We understand that the operations at the periods evidence that we have a comfortable liquidity margin to comply with short-term liabilities. It is worth mentioning that Bradesco’s asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the clients and meet its own needs of working capital for investment. Consolidated Managerial Balance Sheet by time limits 1 to 3031 to 180181 to 360More thandaysdaysdays360 daysAssetsCash and due from banks 15,363 - - - - 15,363 Financial assets at fair value through profit or loss 594,456 1,411 1,000 9,104 - 605,972 Securities and other financial assets 583,452 - - - - 583,453 Derivative financial instruments 11,004 1,411 1,000 9,104 - 22,519 Financial assets measured at fair value through other comprehensive income 3,467 17,750 6,832 76,153 5,720 109,922 Securities, net of expected credit losses associated with credit risk 3,467 17,750 6,832 76,153 5,720 109,922 Financial assets at amortized cost 598,893 190,403 135,387 531,180 - 1,455,863 Securities, net of expected credit losses associated with credit risk 17,809 14,709 22,876 179,959 - 235,353 Interbank investments 73,678 40,311 6,411 2,173 - 122,573 Compulsory and other deposits with the Brazilian Central Bank 291,261 44 - - - 291,305 Loans net of losses associated with credit risk 125,590 94,940 84,629 337,339 - 642,498 Leases net of expected credit losses associated with credit risk 7 80 205 7,223 - 7,515 Other financial assets 90,548 40,319 21,266 4,486 - 156,620 Non-financial assets held for sale and discontinued operations 1,353 - - - - 1,353 Investments in affiliates and jointly controlled entities - - - - 5,956 5,956 Investments in affiliates and jointly controlled entities 95 473 567 7,199 700 9,034 Intangible assets and goodwill, net of amortization 546 2,092 2,302 21,259 252 26,451 Current income and other tax assets 2,501 218 240 11,194 - 14,152 Deferred income tax assets 2,283 8,263 8,592 100,702 - 119,840 Other assets 4,611 7,448 861 5,776 - 18,696 Total on December 31, 20251,223,568 228,058 155,781 762,567 12,628 2,382,602 LiabilitiesFinancial liabilities at amortized cost 580,425 177,664 176,215 692,448 21,524 1,648,275 Deposits from banks 327,014 56,709 20,170 68,889 - 472,782 Deposits from customers 208,010 66,067 102,249 348,138 - 724,464 Securities issued 16,357 25,083 45,445 240,999 - 327,884 Subordinated debts 15 385 1,641 31,150 21,524 54,715 Other financial liabilities 29,029 29,420 6,710 3,272 - 68,431 Financial liabilities measured at fair value through profit or loss 11,417 2,147 1,110 3,489 - 18,163 Expected credit losses 657 734 582 1,085 - 3,058 Loan commitments and credits to be released 608 686 478 5 - 1,777 Financial guarantees 49 48 104 1,080 - 1,281 Technical provisions for insurance, pension plans and capitalization bonds 12,672 20,651 7,075 405,596 - 445,994 Other provisions 17,960 940 631 16,872 - 36,403 Current income tax liabilities 2,372 171 - - - 2,543 Deferred tax liabilities 303 - 4 5,224 - 5,531 Other liabilities 44,079 144 1,625 212 - 46,060 Shareholders’ equityEquity attributable to shareholders of the parent - - - - 172,239 172,239 Non-controlling shareholders’ - - - - 4,335 4,335 Total shareholders’ equity - - - - 176,574 176,574 Total on December 31, 2025669,885 202,451 187,242 1,124,926 198,098 2,382,602 Net assets on December 31, 2025 YTD553,683 579,290 547,829 185,470 - R$ millionBalance SheetMaturity not statedTotal d) financing sources used for working capital and investments in non-current assets In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. (1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (it considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate). Deposits In 2025, the deposits correspond to 64.7% of our total primary funding sources, which consist of time deposits and savings accounts with interest, demand deposits, on which no interest is levied, and interbank deposits. As early as 2024, the deposit balance represented 66.9% of the total of our sources of funding. Funds from Financial Bills In 2025, the balance of funds from financial bills showed an evolution of 19.4% compared to the previous year, due to the letter of credit for agribusiness, financial bills and mortgage bonds. In 2024, the balance of resources of letters of credit showed an evolution of 4.7% in the same comparison. Subordinated Debt In 2025, subordinated debts had a decrease of 4.8%, which in 2024 showed an evolution of 14.1%. The variations presented in the balances, reflect the issuing/maturities of debts in the periods. e) financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits Our Treasury area acts as a support center for our different business segments by managing our funding and liquidity positions and executing our investment objectives in R$%Demand Deposits + Sundry Floating41,733 46,396 3.7 4.8 (4,663) (10.1) Savings Deposits124,461 132,502 11.0 13.6 (8,041) (6.1) Time Deposits + Debentures589,356 495,333 52.2 50.8 94,023 19.0 Interbank Deposits5,486 3,008 0.5 0.3 2,478 82.4 Funds from Financial Bills311,408 260,765 27.6 26.8 50,643 19.4 Customer Funds (1)1,072,444 938,004 95.0 96.2 134,440 14.3 (-) Reserve Requirements(122,573) (127,086) (10.9) (13.0) 4,513 (3.6) (-) Available Funds (Brazil)(12,726) (17,582) (1.1) (1.8) 4,856 (27.6) Customer Funds Net of Reserve Requirements937,145 793,335 83.0 81.4 143,810 18.1 Borrowing and Onlending78,254 78,439 6.9 8.0 (185) (0.2) Other (Securities Abroad + Subordinated Debt + Other Borrowers / Cards)113,654 102,841 10.1 10.6 10,813 10.5 Total Funding (A)1,129,053 974,615 100.0 100.0 154,438 15.8 Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)963,346 861,625 85.3 88.4 101,721 11.8 B / A85.3%88.4%- - (3.1) p.p.Dec25Dec24Dec25R$ millionFunding vs. InvestmentsDec24Vertical Analysis %Horizontal AnalysisDec25 vs. Dec24 accordance with our asset and liability management policies. We are also responsible for setting rates for our different products, including exchange and interbank transactions. The Treasury area covers any funding shortfall by borrowing in the interbank market. It seeks to maximize the efficient use of our deposit base by investing any surpluses in liquid instruments in the interbank market. We have used our excess liquidity to invest in Brazilian government securities and expect to continue doing so, subject to regulatory requirements and investment considerations. Our main sources of funding are: • demand deposits, savings and time deposits, as well as interfinancial deposits; and • securities sold under agreements to repurchase, borrowings and onlendings, funds from the issuance of securities and subordinated debts, part of them expressed in foreign currencies. Our capital market operations act as a source of resources, through our operations with financial institutions, mutual funds, fixed and variable income investment funds, and foreign investment funds. In order to establish minimum quantitative requirements for the liquidity of financial institutions, Basel III proposed two liquidity ratios: one short-term (LCR) and the other long-term (NSFR). The purpose of the LCR Indicator is to show that institutions maintain high liquidity resources, to resist a scenario of acute financial stress lasting one month. The NSFR Indicator seeks to encourage institutions to finance their activities with more stable sources of funding. * Minimum required is 100%. Variation2025 vs. 2024Liquidity Coverage Ratio (LCR)158.3141.117.2 p.p.Net Stable Funding Ratio (NSFR)122.8121.21.6 p.p.20242025% f) indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions. There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant. Financial institutions are subject to operating limits defined by the National Monetary Council and the Central Bank of Brazil for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System. g) limits of contracted financing and percentages already used There are no limits of contracted financing. h) significant changes to each item of financial statements We understand that Bradesco has all financial and asset conditions to ensure compliance with all our obligations, guaranteeing the business expansion. We present below comments on the items we believe are important and relevant, stated in the Balance Sheet and Statement of Recurring Income. Consolidated Managerial Balance Sheet The changes in accounting policies resulting from the adoption of CMN Resolutions No. 4,966/21 and No. 4,975/21 were prospectively applied on the date of their initial adoption. In our financial statements we opted for the exemption provided by the Standard not to resubmit comparative information from previous periods resulting from the changes. Below is a summary of our Balance Sheet of December 31, 2025: R$ millionDec25\\ Assets\\ Cash and Cash Equivalents15,363 \\ Financial Assets at Fair Value through Profit or Loss605,972 Securities and Other Financial Assets583,453 Derivative Financial Instruments22,519 \\ Financial Assets at Fair Value through Other Comprehensive Income109,922 Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk109,922 \\ Financial Assets at Amortized Cost1,455,863 Interbank Investments235,353 Compulsory deposits and other Deposits with the Brazilian Central Bank122,573 Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk291,305 Loans, Net of Provision for Expected Credit Loss Associated with Credit Risk642,498 Leases, Net of Provision for Expected Credit Loss Associated with Credit Risk7,515 Other Financial Assets156,620 \\ Non-Financial Assets Held for Sale1,353 \\ Investments in Subsidiaries, Associates and Joint Ventures5,956 \\ Property and Equipment, Net9,034 \\ Intangible Assets and Goodwill, Net26,451 \\ Recoverable Taxes14,152 \\ Deferred Taxes119,840 \\ Other Assets18,696 \\ Total Assets2,382,602 \\ Liabilities\\ Financial Liabilities at Amortized Cost1,648,275 Deposits from Financial Institutions472,782 Customer Deposits724,464 Debt Securities Issued327,884 Subordinated Debt54,715 Other Financial Liabilities68,431 \\ Financial Liabilities at Fair Value through Profit or Loss18,163 \\ Provision for Expected Loss3,058 Loan Commitments and Credit Lines to be Released1,777 Financial Guarantees1,281 \\ Technical Provisions for Insurance, Pension and Capitalization445,994 \\ Other Provisions36,403 \\ Current Taxes2,543 \\ Deferred Taxes5,531 \\ Other Liabilities46,060 \\ Total Liabilities2,206,028 \\ EquityEquity Attributable to Controlling Shareholders172,239 Non-Controlling Interests4,335 Total Equity176,574 Total Liabilities and Equity2,382,602 We present below the financial information for the fiscal years of 2025 and 2024: (1) It refers to adherence to the Comprehensive Transaction Program (PTI), according to the Notice No. 25/2024 of the Attorney General’s Office of the Finance Ministry (PGFN), the Brazil IRS (SRF) and the tax provisions; (2) Mainly by restructuring in the branch network; and (3) It essentially includes the impairment of non-financial assets. (1) Return on Average Shareholders' Equity; and (2) Return on Average Assets. Profitability evolves with solidity and consistency, exceeding the cost of capital, reflecting the growth of the ROAE by 3.1 p.p. R$ % Net Interest Income 73,232 63,726 100.0 100.0 9,506 14.9 Client NII 72,257 61,565 98.7 96.6 10,692 17.4 Market NII 975 2,161 1.3 3.4 (1,186) (54.9) Expenses with Expanded Loan Loss Provisions (33,172) (29,688) (45.3) (46.6) (3,484) 11.7 NII Net of Provisions 40,060 34,038 54.7 53.4 6,022 17.7 Client NII Net of Provisions 39,085 31,877 53.4 50.0 7,208 22.6 Income from Insurance, Pension Plans and Capitalization Bonds 22,308 19,220 30.5 30.2 3,088 16.1 Fee and Commission Income 41,752 38,344 57.0 60.2 3,408 8.9 Operating Expenses (64,350) (59,294) (87.9) (93.0) (5,056) 8.5 Personnel Expenses (27,991) (25,514) (38.2) (40.0) (2,477) 9.7 Other Administrative Expenses (23,199) (23,255) (31.7) (36.5) 56 (0.2) Other Operating Income / (Expenses) (13,160) (10,525) (18.0) (16.5) (2,635) 25.0 Tax Expenses (8,891) (8,084) (12.1) (12.7) (807) 10.0 Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries 384 366 0.5 0.6 18 4.9 Operating Income 31,263 24,590 42.7 38.6 6,673 27.1 Non-Operating Income 70 119 0.1 0.2 (49) (41.2) Income Tax / Social Contribution (6,256) (4,739) (8.5) (7.4) (1,517) 32.0 Non-controlling interests in subsidiaries (425) (416) (0.6) (0.7) (9) 2.2 Recurring Net Income 24,652 19,554 33.7 30.7 5,098 26.1 Non-Recurring Events (102) (468) (0.1) (0.7) 366 (78.2) Provision for Restructuring (1) 1,060 - 1.4 - 1,060 - Impairment of Non-Financial Assets (2) (661) (443) (0.9) (0.7) (218) 49.2 Contingent Liabilities (495) - (0.7) - (495) - Other (3) (6) (25) - - 19 (76.0) Book Net Income 24,550 19,086 33.5 30.0 5,464 28.6 R$ million Recurring Statement of Income – Consolidated Horizontal Analysis 2025 2024 2025 vs. 2024 Vertical Analysis % 2025 2024 Variation 2025 vs. 2024 ROAE (1) 14.8 11.7 3.1 p.p. ROAA (2) 1.1 0.9 0.2 p.p. 2025 2024 Next, we will comment on the main factors that influenced our lines of results: Net Interest Income • Client NII – Growth of 17.4% in the accumulated, mainly influenced by the effect of increasing the loan portfolio and efficiency in the margin of liabilities. • Market NII – The variation is the result, essentially, of the ALM transactions, as expected. Expanded Loan Loss Provision Expanded Loan Loss Provision showed a growth of R$3.5 billion, an increase of 11.7% compared to 2025, reflecting the growth of the loan portfolio in the period. Income from insurance, pension plans and capitalization bonds In 2025, the good performance of the income from Insurance, Pension Plan and Capitalization operations reflects the increase in premium revenues, pension contributions and capitalization revenues, and the improvement in the financial income of the operation. Fee and commission income Our revenue grew by 8.9% in the year, reaching R$41.8 billion in 2025, reflecting the wide diversity of products and services available in our digital and physical service network, with emphasis on the growth in card revenues, that had an increase in the amount of transactions made; capital market / financial advisory, reflecting efforts in capturing business opportunities in all segments of the capital market and in mergers and acquisitions; revenues from consortia management, driven by higher sales in the real estate segment; and asset management revenues, supported by the increase in shareholders’ equity under management, the diversification of the client base and the expansion of the product range offered, in addition to higher revenues with performance rate. Fee and commission income were offset, in part, by lower revenues with checking account, payment and collections, influenced by our strategy of portfolio adequacy to the client profile and their new behavioral trends. Personnel expenses The increase expenses of 9.7% in comparison to the previous year originated, mainly, from the collective bargaining agreements that occurred from September of each year, which includes the adjustment of 5.68% in wages and benefits in 2025 and 4.64% in wages and benefits in 2024, growth in expenses with profit-sharing, for the improvement in financial performance / profitability. At the same time, we continue to strengthen our technology, operations and business teams, ensuring greater efficiency and delivery capacity. Administrative expenses Our administrative expenses showed a slight reduction of 0.2% in 2025 compared to 2024. This result shows that efficiency gains were sufficient to absorb the 8.5% increase in depreciation and amortization expenses, reflecting our level of investments in technology and digital infrastructure. These resources are essential for modernizing the client's journey, automating processes and intensifying data use, consolidating the pillars of our innovation, competitiveness and efficiency strategy. Other operating income/expenses In 2025, the increase in other operating expenses reflect the movements of civil, labor and fiscal contingencies and the expenses with the commercialization of cards for the highest volume of transactions, especially in the high-income segment and increased share in Cielo and Consolidation of the John Deere Bank. 2.2–Operating and Financial Income Officers should comment: a) results of issuer’s operations, in particular: i) description of any major components of revenue Below we highlight our principal operating income: Loan and Leasing Operations Loan and leasing operations presented an increase in 2025 with emphasis on lower credit recovery expenses. Income from securities, derivatives, interbank investments and foreign exchange operations In the comparison between 2025 and 2024, the increase was represented by higher results with interest income with investments in securities and interbank liquidity investments. Income with Retained Premiums from Insurance, Pension Plans and Capitalization Bonds R$%Loan and Leasing Operations119,823 101,196 27.7 26.618,626 18.4 Income from Securities, Derivatives and Foreign Exchange Operations86,603 74,962 20.0 19.711,641 15.5 Financial Income from Insurance, Pension Plans and Capitalization Bonds53,461 35,240 12.4 9.318,221 51.7 Revenue from reserve requirement11,957 8,905 2.8 2.33,052 34.3 Revenue from financial intermediation 271,844 220,303 62.9 58.051,541 23.4 Insurance, Pension Plan and Capitalization Bond Retained Premiums118,510 121,093 27.4 31.9(2,583) (2.1) Fee and commission income41,752 38,344 9.7 10.13,408 8.9 Total Principal Operating Income432,106 379,740 100.0 100.052,366 13.8 R$ millionPrinciple Operating Income202520242025 vs. 2024Vertical Analysis %Horizontal Analysis20242025 The income from retained premiums from insurance, pension plans and capitalization bonds showed an increase in the annual comparison, due to the increase of premiums issued and minor technical provisions of insurance, pension plans and capitalization bonds. Income from reserve requirement The increase in revenue in 2025 is a reflection of the lowest average balance in compulsory deposits. Fee and Commission Income Comments are included in item 2.1.h. ii) factors that materially affected the operating income No factors have occurred that might significantly affect our operating income in the last two fiscal years other than those described in items 2.1.a; 2.1.h and 2.2.a.i. b) material variations from the introduction of new products and services, change in volumes, price changes, foreign exchange rates and inflation There were no significant variations in our financial income or revenues attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years 2025 and 2024. c) material impacts of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income During the periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in the volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be impacted by a reduction in the volume of our outstanding loans. Moreover, when the Brazilian Real depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currencies, such as our long-term debt denominated in U.S. dollar and foreign currency borrowings, in such a way that the cost in Reais of the relative financial expense increases; and (ii) gains in our assets denominated in or indexed to foreign currencies, such as our securities and loan operations indexed to the U.S. dollar, when the revenue from these assets measured in Reais increases. Conversely, when the Brazilian Real appreciates, we incur: (i) losses on our assets denominated in or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currencies. 2.3–Significant changes in accounting practices Officers should comment on: a) changes in accounting practices that have resulted in significant effects on the information provided for in fields 2.1 and 2.2 In 2025, accounting standards came into force, which provide for accounting treatment for financial instruments and accounting treatment for leases. The following are the main aspects required by each standard: CMN Resolution No. 4,966/21 and BCB Resolution No. 352 Provides for the concepts and accounting criteria applicable to financial instruments, as well as the designation and recognition of hedge operations; replaces, among other rules, the Resolution No. 2,682, Resolution No. 3,533, Circular No. 3,068 and Circular No. 3,082. (i) Classification and Measurement – Financial Assets CMN Resolution No 4,966/21 introduces a new approach for classifying and measuring financial assets. This method requires Organizations to base their asset management on a business model that reflects how they manage their assets with the goal of generating cash flows. This includes a SPPJ Test, which will evaluate the characteristics of these cash flows and provide guidance on the classification of financial assets. The financial assets are classified in one of the three categories of measurement described below: • Amortized cost: Financial assets that are held for collection of contractual cash flows, which represent only the payment of the principal and interest on specified dates. These assets are adjusted by any expectation of credit loss. • Fair Value through Other Comprehensive Income (FVOCI): Financial assets that are held for the purpose of collecting contractual cash flows and for sale, which include payment of principal and interest. Changes in the fair value of these assets are recorded in other comprehensive income, except for the recognition of impairment, interest income, dividends and exchange rate variations that are recognized directly in the income statement for the fiscal year (except foreign exchange variations related to equity instruments in which the institution has used the option provided for in article 6 of CMN Resolution No. 4,966/21). • Fair Value through Profit or Loss (FVTPL): Financial assets that do not meet the criteria of being measured at amortized cost or FVOCI and other assets involved in trading activities or managed with a focus on their fair market value. On initial recognition of equity instruments from another organization, there was no designation in the category of fair value through other comprehensive income. In addition, at the initial recognition of financial assets, the option to classify them under the fair value category in the income statement was not used. This decision was made in order to eliminate or significantly reduce measurement or accounting recognition inconsistencies that may occur due to different measurement bases of assets or liabilities, whose joint valuation is part of a strategy already existing in the initial recognition, or the recognition of gains and losses on these assets. (ii) Provision for Losses With regard to the provision for loan losses, CMN Resolution No. 4,966/21 establishes criteria applicable to all financial assets and to financial guarantee operations provided and credit limits. The classification of losses is divided into three (3) stages and must be applied from the initial recognition of the financial instruments. Financial assets will migrate from stage to stage as your credit risk increases or decreases. The new model of expected losses applies to financial instruments measured at amortized cost or at FVOCI (with the exception of investments in equity instruments) and to financial assets measured at FVTPL at level 1 of the fair value hierarchy that are either private securities or transactions that involve the granting of credit. In the prospective model of expected losses, the financial assets are divided into three stages: Stage 1: the provision has to correspond to the expected loss calculated by the institution, accounting for the probability that the financial instrument will be classified as a credit-impaired financial asset within the next twelve (12) months, or within its expected lifespan if that is less than twelve (12) months; Stage 2: the provision has to correspond to the expected loss calculated by the institution, accounting for the probability that the financial instrument will be classified as an asset with a credit recovery problem throughout the expected term of the financial instrument; and Stage 3: the provision has to correspond to the expected loss calculated by the institution, taking into account that the instrument is characterized as an asset with credit recovery problems. (iii) Classification – Financial Liabilities The CMN Resolution No. 4,966/21 defines that: Financial liabilities must be classified in the amortized cost category, except if they are: I – Derivatives that are liabilities, which must be classified in the category of fair value on the income; II – Financial liabilities that arise from operations involving either the lending or leasing of financial assets, which should be classified in the category of fair value on the income; III – Financial liabilities that arise from the transfer of financial assets, which must be measured and recognized according to the criteria for write-off and transfer of financial liabilities; IV – Credit commitments and pending credits, which need to be recognized and measured accounting for their respective aspects of provisions for expected losses related to credit risk; V – Financial guarantees provided, which, after initial recognition, must be measured at the highest value between: a) the provision for expected losses associated with credit risk; b) the fair value at initial recognition minus the accumulated value of the revenue recognized according to specific regulations. (iv) Hedge Accounting In relation to the accounting of hedging instruments, the evaluation of the effectiveness of hedging operations becomes prospective according to the Risk Management Strategy, however, application of Chapter V of CMN Resolution No. 4,966/21, which deals with Hedge Accounting, had its initial term postponed to January 1, 2027, in accordance with CMN Resolution No. 5,100/23. (v) Transition The changes in accounting policies resulting from the adoption of CMN Resolution No. 4,966/21 were applied retrospectively as of the date of initial application: CMN Resolution No. 4,975/21 and BCB Resolution No. 178/22 Provides for the accounting criteria applicable to leasing operations by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. The main changes in relation to the previous rules for lessees are: (i) there is no longer the classification into operating and financial leasing; and (ii) all leasing operations must be recognized as a right-of-use asset against a lease liability, and interest expenses on the lease liability and depreciation expense of the right-of-use asset are recognized separately. Leases in which the Institution is the lessee The Organization recognized, on January 1, 2025, new assets and liabilities of their operational leases, mainly related to properties and infrastructures in general. The nature of the expenses related to these leases will change because the Organization will recognize the cost of depreciation of right-of-use assets and expense of interest on lease obligations that were previously recognized as a linear expense of the operational lease during the term of the lease. Leases in which the Institution is the lessor There is no substantial change in the accounting of lessors based on CMN Resolution No. 4,975/21, in relation to the current accounting. Therefore, no significant impacts were identified by the Organization for leases in which the Organization is a lessor. Transition Bradesco and its conglomerate companies have decided to use the option in paragraph 5 of CMN Resolution No. 4,975/21 in a way that the stock balances for transactions before January 1, 2025, are treated as if the regulation had been applied since 2019 (the date on which, for the purposes of IFRS financial statements, the respective lease operations standard was adopted). Banco Bradesco adopted the standard using the simplified modified retrospective approach. This does not require the disclosure of comparative information, and will recognize the effect of initial application as an adjustment to the opening balance of retained earnings. The impacts resulting from the adoption are presented below. b) modified opinions and emphases in the auditor’s report There were no disclaimers and emphases on the independent auditors’ report. 2.4–Material effects that the events below have caused or are expected to cause in the issuer’s financial statements and results Officers should comment on the relevant effects that the events below have caused or are expected to cause in the issuer’s financial statements and results: a) introduction or sale of operating segment No operational segment was introduced or sold in the period. b) creation, acquisition or sale of equity interest On September 1, 2025 Banco Bradesco S.A. (“Bradesco”) noticed to its shareholders and to the market in general that Atlântica Hospitais e Participações S.A. (“Atlântica”), a company focused on investment in hospitals, indirectly controlled by Bradesco and Bradseg Participações S.A., the last parent company of the Grupo Bradesco Seguros, has signed, on this date, an Investment Agreement with the group Rede D’Or São Luiz S.A. (“Rede D’Or”) for the inclusion of Hospital Glória D’Or in the “Atlântica D’Or” hospital network (“Transaction”), thus expanding the partnership signed with Rede D’Or, disclosed to the market on May 8 and November 1, 2024 (“Partnership”), retaining the existing corporate shareholding, with a 50.01% stake for Rede D’Or and 49.99% stake for Atlântica. The medical management of the Glória D'Or Hospital will be the responsibility of Rede D’Or. The consummation of the transaction is subject to compliance with certain usual preceding conditions, including the appropriate regulatory approvals. On November 10, 2025 Banco Bradesco S.A. (“Bradesco”) noticed to its shareholders and to the market in general that Atlântica Hospitais e Participações S.A. (“Atlantica”), a company focused on investment in hospitals, indirectly controlled by Bradesco and Bradseg Participações S.A. (parent company of the Grupo Bradesco Seguros), has signed, on this date, an Investment Agreement with the Group Rede D’Or São Luiz S.A. (“Rede D’Or”) for inclusion of Maternidade São Luiz Star, a maternity hospital located in the city of São Paulo/SP, in the structure “Atlântica D’Or” (“Transaction”), maintaining the existing corporate structure, with a share of 50.01% for Rede D’Or and 49.99% for Atlântica. The medical management of Maternidade São Luiz Star will remain under the responsibility of Rede D’Or. The consummation of the Transaction is subject to compliance with certain usual preceding conditions, including the appropriate regulatory approvals. c) unusual events or operations In the period, there were no unusual events or operations involving the issuer, other than the extraordinary events stated in items 2.1.a and 2.1.h, which caused or are expected to cause significant impacts on its results. 2.5-If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form non-accounting measurements, such as EBITDA (earnings before interest, tax, depreciation and amortization) or EBT (earnings before tax) a) inform the value of non-accounting measurements; Not applicable. b) make the reconciliations between the values disclosed and the values of the audited financial statements; and Not applicable. c) explain why it understands that such a measurement is more appropriate for the correct understanding of its financial condition and the result of its operations. Not applicable. 2.6 -Subsequent events to the latest financial statements There were no subsequent events that required adjustments or disclosures, for the consolidated financial statements closed on December 31, 2025. 2.7 -The officers should comment on the social income allocation Income Allocation A) Rules on withholding profits Legal reserve The allocation of a portion of the net income, for legal reserves, is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase capital. The net income for the year, five percent (5%), shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the share capital. The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in paragraph 1 of Article 182, exceeds thirty percent (30%) of the share capital. Statutory Reserves Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such a legal document, the Company’s bylaws may create reserves based on the following specific conditions: - the purpose is accurately and completely indicated; - the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and - the maximum reserve limit is set. Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after every statutory allocation, will have the allocation proposed by the Board of Executive Officers, approved by the Board and deliberated in the Shareholders’ Meeting, and one hundred percent (100%) of this balance may be allocated to the Profits Reserve – Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, up to the limit of ninety-five percent (95%) of the value of the paid-in share capital. In case a proposal by the Board of Executive Officers, on the allocation of the Net Income for the year, includes the payout of dividends and/or the payment of interest on own capital in an amount greater than the mandatory dividend established in Article 27, item III, of the Bylaws, and/or the withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of Net Income for purposes of constituting this reserve will be determined after the full deduction of these allocations. (R$ thousand) 2025 2024 Retention of earnings amounts Net Income for the Year 24,549,089 19,085,448 Legal Reserve 1,227,454 954,273 Statutory Reserves 8,822,362 6,847,887 Gross Interest on Own Capital 14,499,273 11,283,288 Dividends - - B) Rules on the distribution of Dividends and/or Interest on Own Capital With the advent of Law No. 9,249/95, which entered into force on January 1, 1996, companies can pay interest on own capital to their shareholders, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend. Minimum Mandatory Dividend In accordance with item III of Article 27 of Bradesco’s Bylaws, shareholders are entitled to thirty percent (30%) of the net income as minimum mandatory dividends, in each fiscal year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act). Therefore, the minimum percentage of thirty percent (30%), established in the Bylaws, is above the minimum percentage of twenty-five percent (25%), which is established in paragraph 2 of Article 202 of Law No. 6,404/76. Shareholders Holding Preferred Shares Preferred shares grant their holders dividends of ten percent (10%) higher than those that are attributed to common shares (letter “b” of paragraph 2 of Article 6 of the Bylaws). Re-Application of Dividends and/or Interest on Own Capital The Re-application of Dividends and/or Interest on Own Capital is a product that allows Bradesco’s depositor shareholders, registered in the Bradesco Corretora, either Individuals or Companies, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest. Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least one (1) share. C) Frequency of the distribution of Dividends and/or Interest on Own Capital Bradesco has distributed Dividends and/or Interest on Own Capital (from January 1, 1996, with the advent of Law No. 9,249/95) on a monthly basis since 1970, becoming the first Brazilian financial institution to adopt such a practice. Interim Dividends The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim Dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Bylaws). They may also authorize the distribution of Interest on Own Capital to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Bylaws). Dividends and/or Interest on Own Capital Monthly Payment System For the purposes set out in Article 205 of Law No. 6,404/76, shareholders that are entered into the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries. Payments are made on the first business day of the subsequent month, one month in advance of the mandatory dividend, by credit into the account that has been informed by the shareholder or made available at the Company. D) Any restrictions on the distribution of dividends, imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration There are no restrictions on the distribution of dividends. E) If the issuer has a policy of destination of results formally approved, they should inform the body responsible for the approval, the date of approval and, if the issuer discloses the policy, the locations on the global computer network where the document can be consulted The Company has a document entitled “Practices for the Payment of Dividends and/or Interest on Own Capital of Banco Bradesco S.A.” approved by the Board of Directors on April 1, 2015, and publicly available on the website of the Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), of B3 S.A. – Brazilian Exchange & OTC (www.b3.com.br) and on the Company’s Investor Relations website (www.bradescori.com.br), which establishes, among other aspects, the periodicity for the payment of dividends and the parameter of reference to be used to define the amount that will be distributed. In the specific case of Bradesco, the Company establishes the payment of Dividends and/or Interest on Own Capital on a monthly basis. 2.8–Materialitems not evidenced in the financial statements Officers must describe the relevant items not evidenced in the financial statements of the issuer, indicating: a) assets and liabilities held by the issuer, either directly or indirectly, that do not appear in the statement of its financial position (off-balance sheet items), such as: (i) written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities; (ii) future contracts for the purchase and sale of products or services; (iii) construction contracts not terminated; and (iv) contracts for future receipts of financing; There are no relevant items that are not evidenced in the financial statements. b) other items not evidenced in the financial statements Below, we present the values that represent the total risk of off-balance sheet items: (1) It includes assignment of credits from real-estate receivables certificates (CRI), guarantee given on rural loans assigned and confirmed exports loans. The commitments of the credit values include limits for authorization of credit card, personal loans, real estate financing, conta garantida (guaranteed account) and overdraft. Such values consist basically of the loan operations contracted, not yet released, and limits not yet used by clients. Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In the case of retail operations, quantitative models are adopted, while in wholesale the combination of quantitative models with individualized analyzes is adopted. Letters of credit (open import credits) are conditional commitments issued by us to guarantee the performance of a client’s obligations with third parties. We issue commercial letters of credit to facilitate foreign trade transactions and to support public and private borrowing agreements, including commercial papers, bond financing and similar transactions. These instruments are short-term commitments to pay a third-party beneficiary under certain contractual conditions, for the shipment of products. Contracts are subject to the same loan evaluations as other loans granted. R$ millionDec25Dec24Commitments of values of credit to release358,377341,763Financial guarantees supplied125,120119,230Loans available for import356897Other (1)-14Total483,853461,904 2.9–Comments on other items not evidenced in the financial statements For each of the items that are not evidenced in the financial statements listed in item 2.8, officers must comment on: a) how such items change or may change the income, expenses, operating income, financial expenses or other items of the financial statements of the issuer As described in item 2.8, we inform that, with regard to the guarantees provided and the letters of credit for importation, the issuer receives a rate or a commission on the operation that sensitizes the revenue and consequently the operating income. If a problem occurs relating to a client’s capacity to make a payment, there may be a need for the constitution of provisions. Now, regarding the commitments of credit values to be released, there will only be an impact on the lines of income, if clients use these lines of credit. b) nature and purpose of the operation Information disclosed in item 2.8. c) nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation Information disclosed in item 2.8. 2.10–Business Plan Officers must indicate and comment on the main elements of the issuer’s business plan, exploring specifically the following topics: a) investments, including: i) quantitative and qualitative description of ongoing investments and foreseen investments; ii) sources of finance for investments; iii) relevant ongoing divestments and divestments planned As a necessary condition for continued growth, we are investing in Information Technology (IT), and as a source of funding, we use our own working capital, which is represented by the shareholders’ equity. The following table shows the total amount invested in 2025, including infrastructure: R$ million2025Information Technology (IT)8,234 b) provided that it is already disclosed, indicate the purchase of plants, equipment, patents or other assets to materially influence the productive capacity of the issuer No disclosure of the purchase of plants, equipment, patents or other assets to influence materially our productive capacity. c) new products and services, indicating: i) a description of the research in progress that is already disclosed; ii) the total amounts spent by the issuer on research to develop new products or services; iii) developing projects that are already disclosed; iv) the total amounts spent by the issuer in the development of new products or services We do not have new products and relevant departments, individually. d) opportunities inserted in the issuer's business plan related to ESG issues As expressed in our corporate purpose, we are committed to sustainable development and the generation of shared value for investors, employees, suppliers, clients, regulatory authorities and society through business and operations. The incorporation of environmental, social and governance aspects (ESG) represents a relevant source of opportunities for sustainable growth and long-term value generation. Under the guidelines of our Standard for Social, Environmental and Climate Responsibility (PRSAC), the ESG issues are integrated with the identification and management of risks and opportunities of the Organization. Sustainability is one of the central pillars of our corporate strategy, guiding our actions to promote a change agenda, aligned with the Sustainable Development Goals (SDGs) and focusing on: Sustainable Business, Climate Agenda and Financial Citizenship. In the Sustainable Business front, we seek to boost initiatives that foster social and environmental development. The growing demand for products and services aligned with the global sustainability agenda offers an opportunity to unite social, environmental and economic objectives. While contributing to the development of a more balanced and responsible economy, these fronts expand the offer of financial solutions, strengthen the relationship with clients and contribute to the expansion of the loan and investment portfolio in strategic sectors of the economy. As part of this agenda, we are committed to allocating R$350 billion to sectors and activities with socio-environmental benefits by the end of 2025, a goal that was fully achieved in September of the same year, highlighting the ability to execute and relevance of these opportunities in the business model. On the climate agenda, our commitment is to raise awareness and fund clients in the transition to a greener, more inclusive low-carbon economy through the development of financial solutions that support decarbonization, energy efficiency and adaptation to climate change. In line with this commitment, we aim towards decarbonizing our loan and investment portfolios to achieve zero net emissions by 2050. This action contributes to the diversification of portfolios, to the mitigation of climate risk and to the positioning of the bank in markets and segments with long-term growth prospects. In this way, the integration of ESG issues into our business plan strengthens the corporate strategy, expands opportunities for sustainable growth, contributes to the competitiveness of the bank and to the generation of shared value for its various stakeholders. Learn more about our Sustainability and Sustainable Business strategy on our bradescosustentabilidade.com.br website. 2.11–Other factors with material influence Comment on any other factors that influenced operational performance in a relevant way, and those which have not been identified or discussed in the remaining items in this section: Bradesco's Management has been following up and monitoring the situation and so far, no relevant direct impacts have been identified.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 9, 2026

BANCO BRADESCO S.A.

By:	/S/Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Chairman of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.